Execution Version

______________________________________________________________________

STOCK PURCHASE AGREEMENT
by and among
HANDY & HARMAN GROUP LTD.,
BAIRNCO CORPORATION
and
ROGERS CORPORATION

Dated as of December 18, 2014

______________________________________________________________________

Table of Contents
Page
Article 1 PURCHASE AND SALE OF SHARES		2
1.01	Purchase and Sale of Shares	2
1.02	Closing and Final Consideration	2
1.03	The Closing	6

Article 2 CONDITIONS PRECEDENT TO CLOSING		7
2.01	Conditions to Buyer's Obligations	7
2.02	Conditions to Seller's and H&H Group's Obligations	9

Article 3 REPRESENTATIONS AND WARRANTIES OF SELLER AND H&H		11
GROUP
3.01	Authorization; Valid and Binding Agreement	11
3.02	No Breach	11
3.03	Ownership	11
3.04	Litigation	12
3.05	Brokerage	12

Article 4 REPRESENTATIONS AND WARRANTIES WITH RESPECT TO		12
NEWCO, THE COMPANY AND THE SOLD SUBSIDIARIES
4.01	Organization and Corporate Power; Newco	12
4.02	Subsidiaries	13
4.03	[Reserved]	13
4.04	[Reserved]	13
4.05	Capital Stock	13
4.06	Financial Statements	13
4.07	Absence of Certain Developments	14
4.08	Assets; Properties	15
4.09	Tax Matters	17
4.10	Contracts and Commitments	19
4.11	Intellectual Property	21
4.12	Litigation	21
4.13	Employee Benefit Plans	21
4.14	Insurance	24
4.15	Compliance with Laws; Permits	25
4.16	Environmental Matters	26
4.17	Affiliated Transactions	27
4.18	Employment and Labor Matters	27
4.19	Brokerage	29
4.20	Material Customers and Suppliers	29
4.21	Discontinued Products; Product Liability; Warranties	29
4.22	Undisclosed Liabilities	30
4.23	No Other Representations or Warranties	30

Article 5 REPRESENTATIONS AND WARRANTIES OF BUYER		30
5.01	Organization and Power	30
5.02	Authorization; Valid and Binding Agreement	30
5.03	No Breach	30

5.04	Litigation	31
5.05	Brokerage	31
5.06	Investment Representation	31
5.07	Financing	31

Article 6 COVENANTS OF H&H GROUP AND SELLER		32
6.01	Conduct of the Businesses	32
6.02	Access	33
6.03	Regulatory Filings	33
6.04	Conditions	34
6.05	Notification	35
6.06	Sensitive Information	35
6.07	Financial Statements Cooperation	35
6.08	Company Transaction Expenses	36
6.09	Real Property	36
6.10	Exclusivity	37
6.11	Covenant Not to Compete	37
6.12	Covenant Not to Solicit	38
6.13	Confidentiality	38
6.14	Labor Relations Matters	39
6.15	Financial Resources	39
6.16	Termination of Inter-Company Liabilities	39
6.17	Change of Name of Arlon India	39

Article 7 COVENANTS OF BUYER		39
7.01	Notification	39
7.02	Regulatory Filings	40
7.03	Conditions	41
7.04	Contact with Business Relations	42
7.05	Access	42
7.06	Director and Officer Liability and Indemnification	42
7.07	Employment and Benefit Arrangements	44
7.08	Other Employee Matters.	45
7.09	Signing Date Representations Letter	45
7.10	Canadian Plans	45

Article 8 TERMINATION		46
8.01	Termination	46
8.02	Effect of Termination	47

Article 9 ADDITIONAL COVENANTS AND AGREEMENTS		47
9.01	Survival	47
9.02	Indemnification of Buyer	48
9.03	Indemnification of H&H Group and Seller	52
9.04	Expiration of Claims	52
9.05	Choice of Claims	52
9.06	Procedures Relating to Indemnification	52
9.07	Mitigation	54
9.08	Determination of Breaches and Loss Amount	54
9.09	Tax Benefits	55
9.10	Exclusive Remedy	55

9.11	Acknowledgment by Buyer	56
9.12	Tax Matters	57
9.13	Further Assurances	61
9.14	H&H Group Insurance Policies	61

Article 10 DEFINITIONS		63
10.01	Definitions	63
10.02	Other Definitional Provisions	75

Article 11 MISCELLANEOUS		76
11.01	Press Releases and Communications	76
11.02	Expenses	77
11.03	Notices	77
11.04	Assignment	78
11.05	Severability	78
11.06	No Strict Construction; Disclosure Schedules	79
11.07	Amendment and Waiver	79
11.08	Complete Agreement	79
11.09	Counterparts	79
11.10	Governing Law	79
11.11	Consent to Jurisdiction and Service of Process	79
11.12	Waiver of Jury Trial	80
11.13	No Third-Party Beneficiaries	80
11.14	Specific Performance	80
11.15	Attorney-Client Privilege and Conflict Waiver	81

Exhibits

Exhibit A – Form of Transition Services Agreement
Exhibit B – Form of Acknowledgement Agreement
Exhibit C – Form of Seller Release
Exhibit D – Reorganization Documents
Exhibit E-1 – Form of Buyer Press Release
Exhibit E-2 – Form of Seller/Company Press Release

Schedules

Schedule 2.01(i) – Contracts to be Terminated
Schedule 2.01(j) – Consents, Waivers and Approvals
Schedule 2.02(i) – Seller Guarantees
Schedule 6.01(a) – Conduct of Businesses
Schedule 9.02(a) – Indemnification of Buyer
Schedule 9.02(b)(iii) – Specified Exclusions from R&W Policy
Schedule 9.02(e) – Omega Correspondence Obligations
Schedule 9.14 – Occurrence-Based Coverage
Schedule 10.01 – Indebtedness
Schedule WC – Line Items for Working Capital
Schedule PL – Permitted Liens
Schedule COH – Third Party Deposits

Sections to Disclosure Schedules

Schedule 3.02 – No Breach
Schedule 3.03 – Ownership
Schedule 4.02 – Subsidiaries
Schedule 4.05 – Capital Stock
Schedule 4.06 – Financial Statements, Exceptions to GAAP / Off-Balance Sheet Items
Schedule 4.07 – Absence of Certain Developments
Schedule 4.07(n) – Capital Expenditure Budget
Schedule 4.08(a) – Properties (Exceptions to Good Title)
Schedule 4.08(b) – Leased Real Property
Schedule 4.08(c) – Owned Real Property; Exceptions to Good Title
Schedule 4.08(d) – Real Property (Exceptions)
Schedule 4.09 – Tax Matters
Schedule 4.10(a) – Contracts
Schedule 4.11(a) – Intellectual Property
Schedule 4.11(b) – Intellectual Property (Exceptions to Sole Ownership)
Schedule 4.12 – Litigation
Schedule 4.13(a) – Employee Benefit Plans
Schedule 4.13(d)(i) – Employee Benefits (WHX Plan)
Schedule 4.13(e) – Employee Benefits (Reportable Events)
Schedule 4.14 – Insurance
Schedule 4.15(a) – Compliance with Laws
Schedule 4.15(b) – Material Permits
Schedule 4.16 – Environmental Matters
Schedule 4.16(b) – Environmental Matters (Permits)
Schedule 4.17 – Affiliated Transactions
Schedule 4.18(a) – Employment and Labor Matters (CBAs)
Schedule 4.18(b) – Employment and Labor Matters
Schedule 4.18(d) – Employment and Labor Matters (Employee List)
Schedule 4.18(g) – Employment and Labor Matters (Notice of Termination)
Schedule 4.20 – Material Customers and Suppliers
Schedule 4.21 – Discontinued Products; Product Liability; Warranty

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this "Agreement") is made as of December 18, 2014, by and among Rogers Corporation, a Massachusetts corporation ("Buyer"), Bairnco Corporation, a Delaware corporation ("Seller"), and Handy & Harman Group Ltd., a Delaware corporation ("H&H Group"). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10 hereof.
WHEREAS, Seller owns all of the issued and outstanding equity interests of (i) Arlon, LLC (the "Company") and (ii) Kasco Corporation, a Delaware corporation ("Kasco" and, collectively with its Subsidiaries and Arlon India (defined below), the "Excluded Subsidiaries");
WHEREAS, the Company owns, directly or indirectly, all of the issued and outstanding equity interests of (i) Arlon MED International, LLC, a Delaware limited liability company ("Arlon MED"), (ii) Arlon Materials for Electronics Co., Ltd. a corporation organized under the laws of China ("Arlon ME"), (iii) Arlon Material Technologies Co., Ltd., a corporation organized under the laws of China ("Arlon MT" and, collectively with Arlon MED and Arlon ME, the "Sold Subsidiaries"), and (iv) Arlon India (Pvt) Limited, a private limited company organized under the laws of India ("Arlon India");
WHEREAS, the Company and the Sold Subsidiaries own and operate two businesses, one that designs, engineers, markets, develops, manufactures, sells and distributes specialty copper clad laminates and bonding materials used in the production of printed circuit boards (the "MED Business"), and the other that designs, engineers, markets, develops, manufactures, sells and distributes silicone rubber calendered, cast, coated and extruded materials primarily for the transportation, military, aerospace, semiconductor, and printed circuit board markets (the "STD Business" and, together with the MED Business, the "Businesses");

WHEREAS, prior to the Closing, Seller, the Company and the Sold Subsidiaries shall take such steps as are reasonably necessary to consummate the Reorganization Transactions, which Reorganization Transactions will provide for, among other things, (i) the formation of a new corporate subsidiary of Seller ("Newco"), (ii) the contribution by Seller into Newco of the Company, the Sold Subsidiaries, the Excluded Subsidiaries and certain specified Liabilities of Seller as set forth in the Reorganization Documents, (iii) the conversion of Seller from a Delaware corporation to a Delaware limited liability company pursuant to the Delaware conversion statute and (iv) following such conversion, the distribution from Newco to Seller of the Excluded Subsidiaries;
WHEREAS, following the consummation of the Reorganization Transactions, (i) Seller will own 100 shares of common stock, par value $0.01 per share (the "Newco Shares") of Newco, which will be the only issued and outstanding shares of capital stock of Newco, and (ii) Newco will hold all of the outstanding equity interests of the Company and, indirectly, the Sold Subsidiaries; and
WHEREAS, upon the terms and subject to the conditions set forth herein, Buyer desires to acquire from Seller all of the Newco Shares, and Seller desires to sell to Buyer all of the Newco Shares.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1

PURCHASE AND SALE OF SHARES
1.01     Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer or any Affiliate of Buyer designated in writing by Buyer (any such Person, a "Buyer Designee"), and Buyer or such Buyer Designee shall purchase and acquire from Seller, all of the Newco Shares owned by Seller in exchange for the payment in cash by Buyer or such Buyer Designee to Seller of the Closing Consideration. Payment for the Newco Shares shall be made on the Closing Date in an amount equal to the Estimated Closing Consideration (subject to adjustment in accordance with Section 1.02(c)) by wire transfer of immediately available funds to accounts specified by Seller in the Closing Payment Certificate. Payments to Persons who are due amounts in respect of the Estimated Closing Transaction Expenses and the Estimated Funded Indebtedness shall be made by Buyer or Buyer Designee on the Closing Date by wire transfer of immediately available funds to accounts specified by Seller in the Closing Payment Certificate. Except to the extent required by Law, all sums payable by Buyer to Seller or any other Person under this Agreement shall be paid free and clear of all Tax deductions or withholdings whatsoever.  Buyer will be entitled to deduct and withhold from the consideration otherwise payable to Seller or any other Person such amount, if any, as is required to be deducted and withheld with respect to the making of such payment under Law; provided, that, in the case of any such payment that does not constitute compensation for services rendered, (a) at least five (5) calendar days prior to making such payment, Buyer shall notify Seller in writing of its obligation to withhold, setting forth in reasonable detail its basis for such withholding, and (b) Buyer shall in good faith take into account any objections by Seller in determining whether such withholding is required. Buyer or Buyer Designee, as applicable, will promptly pay or cause to be paid any amounts withheld pursuant to this Section 1.01 for applicable Taxes (or other amounts withheld) to the appropriate Governmental Body on behalf of Seller or such other Person.  To the extent that such amounts are so withheld by Buyer or Buyer Designee, such withheld amounts will be treated for all purposes of this Agreement as having been paid to Seller or such other Person, as applicable, to the extent paid to the appropriate Governmental Body on behalf of Seller or such other Person. For the avoidance of doubt, Buyer shall remain liable for the obligations of any Buyer Designee contained in this Section 1.01
 1.02     Closing and Final Consideration.

(a)     Closing Consideration. For purposes of this Agreement, "Closing Consideration" means an amount equal to (i) $157,000,000 (the "Purchase Price"), plus (ii) Cash on Hand as of the Closing Date, minus (iii) Indebtedness as of the Closing Date, plus (iv) the amount, if any, by which the Estimated Net Working Capital exceeds the Net Working Capital Target, minus (v) the amount, if any, by which the Estimated Net Working Capital is less than the Net Working Capital Target and minus (vi) the unpaid Company Transaction Expenses as of the Closing Date.
(b)     Closing Payment Certificate. At least three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate, duly executed by an executive officer of Seller on behalf of Seller, accurately setting forth Seller's good faith estimate of (i) the Net Working Capital as of the Closing Date (the "Estimated Net Working Capital"), (ii) the Cash on Hand as of the Closing Date (the "Estimated Cash on Hand"), (iii) the Indebtedness as of the Closing Date (the "Estimated Closing Indebtedness"), (iv) the Funded Indebtedness as of the Closing Date (the "Estimated Funded Indebtedness"), (v) the unpaid Company Transaction Expenses as of the Closing Date (the "Estimated Closing Transaction Expenses") and (vi) the resulting Closing Consideration  (the "Estimated Closing Consideration"), together with a projected unaudited consolidated balance sheet of Newco and the Sold Subsidiaries as of the Closing Date (which shall be prepared in cooperation with the Chief Financial Officer of Newco) and all other reasonable supporting documentation as well as wire instructions for each Person entitled to receive any payment in respect of the Estimated Closing Consideration, Estimated Closing Transaction Expenses and Estimated Funded Indebtedness (such certificate and related deliverables, collectively, the "Closing Payment Certificate").
(c)     Post-Closing Net Working Capital Adjustment.
(i)            Within sixty (60) calendar days after the Closing Date, Buyer shall deliver to Seller (A) an unaudited, consolidated balance sheet of Newco and the Sold Subsidiaries as of the Closing Date (which shall have been prepared in cooperation with the Chief Financial Officer of Newco) and (B) its calculation of the Net Working Capital as of the Closing Date, the Cash on Hand as of the Closing Date, Indebtedness as of the Closing Date and the Company Transaction Expenses as of the Closing Date, and the resulting recalculated Closing Consideration, in each case duly certified by Buyer as accurately setting forth Buyer's good faith determination of the information set forth therein, and together, in each case, with all reasonable supporting documentation (together, the "Closing Statement"). The Closing Statement shall be prepared in a manner consistent with the definition of the terms "Net Working Capital", "Cash on Hand", "Indebtedness", "Company Transaction Expenses" and "Closing Consideration" set forth in this Agreement, and "Net Working Capital" shall be prepared in a manner consistent with GAAP, and in a manner consistent with, and using the same principles, policies, methods and practices (including as to reserves and accruals) used in, the preparation of the Financial Statements to the extent such principles, policies, methods and practices are consistent with GAAP.  Except as expressly set forth herein, the calculation of the Net Working Capital shall entirely disregard (x) any and all effects on the assets or liabilities of Newco, the Company and the Sold Subsidiaries as a result of the transactions contemplated hereby (including any purchase accounting adjustments) or any of the financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated hereby, and (y) any of the plans, transactions or changes which Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to Newco, the Company and the Sold Subsidiaries or the Businesses or their assets, or any facts or circumstances that are unique or particular to Buyer or any of its assets or liabilities (other than those facts or circumstances, as the case may be, that are unique or particular to the assets or liabilities acquired directly or indirectly pursuant to the transactions contemplated by this Agreement).
(ii)            Buyer, Newco, the Company and the Sold Subsidiaries shall grant Seller and its authorized representatives reasonable access during normal business hours, upon reasonable notice and in a manner so as not to interfere with the normal business operations of Newco, the Company and the Sold Subsidiaries, to the offices, properties, books and records of Newco, the Company and the Sold Subsidiaries as it or its representatives may reasonably request for purposes of reviewing the Closing Statement, and Seller shall have up to sixty (60) calendar days after receiving the Closing Statement to review the Closing Statement (the "Review Period"); provided, however, that, in the event Buyer, Newco, the Company or any of the Sold Subsidiaries does not provide copies of any papers or documents used by Buyer in preparing the Closing Statement or used by Newco in preparing the Closing Payment Certificate or access to personnel of Buyer or its Subsidiaries reasonably requested by Seller or any of its representatives within five (5) Business Days after request therefor (or such shorter period as may remain in the Review Period), the Review Period shall be extended by five (5) Business Days plus one (1) Business Day for each additional day required for Buyer, Newco, the Company or the Sold Subsidiaries to fully respond to such request.
(iii)            If Buyer fails to deliver to Seller the Closing Statement within the one hundred twenty (120) days after the Closing Date, the Estimated Net Working Capital, the Estimated Cash on Hand, the Estimated Closing Indebtedness, the Estimated Company Transaction Expenses and the Estimated Closing Consideration as indicated by Seller pursuant to Section 1.02(b) shall be deemed to be the final, binding and non-appealable determination of the final Working Capital, the final Cash on Hand, the final Closing Indebtedness, the final Company Transaction Expenses and the Final Closing Consideration  by the parties hereto.  If Seller confirms its acceptance of the Closing Statement within the Review Period or has not objected in writing to the calculation of the Net Working Capital, the Cash on Hand, Indebtedness, the Company Transaction Expenses or the resulting recalculated Closing Consideration set forth on the Closing Statement by the end of the Review Period, the Closing Statement and the calculation of the Net Working Capital, the Cash on Hand, Indebtedness, the Company Transaction Expenses or resulting recalculated Closing Consideration thereon as prepared by Buyer shall be final, binding and non-appealable by the parties hereto.
(iv)            If Seller has any objections to the Closing Statement, Seller shall deliver to Buyer a statement (an "Objections Statement") setting forth those items to which Seller objects (the "Disputed Items"), Seller's proposed alternative calculation for each such Disputed Item and Seller's proposed recalculated Closing Consideration. Seller and Buyer shall negotiate in good faith to resolve the Disputed Items, but if they do not reach a final resolution within thirty (30) calendar days after the delivery of the Objections Statement to Buyer, Seller and Buyer shall submit any unresolved Disputed Items to PricewaterhouseCoopers LLP; provided, however, that, if PricewaterhouseCoopers LLP is unable or unwilling to serve in such capacity, Seller and Buyer shall submit any unresolved Disputed Items to an alternative mutually agreed upon independent accounting or valuation firm of national reputation (PricewaterhouseCoopers LLP or such alternative firm, the "Firm"). Each party may furnish to the Firm such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other party. The Firm shall resolve each unresolved Disputed Item based solely on the calculation methodology and definitions set forth in this Agreement and upon supporting material provided by Buyer and Seller and not pursuant to any independent review and may not assign a value to any particular unresolved Disputed Item greater than the greatest value for such unresolved Disputed Item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Firm. Seller and Buyer shall use their respective commercially reasonable efforts to request that the Firm resolve such unresolved Disputed Items and notify them in writing of such resolution as soon as practicable, but in any event within thirty (30) calendar days after the date on which the Firm is first retained. The decision of the Firm regarding each of the unresolved Disputed Items and the resulting Final Closing Consideration shall be final, binding and non-appealable by the parties hereto. Each party shall bear its own costs and expenses in connection with the resolution of such unresolved Disputed Items by the Firm. The fees and expenses of the Firm shall be borne on a proportionate basis by Buyer and Seller based on the inverse proportion of the respective percentages of the dollar value of unresolved Disputed Items determined in favor of Buyer and Seller, respectively. Seller and Buyer shall, and Buyer shall cause Newco and the Sold Subsidiaries to, cooperate reasonably with the Firm and respond on a timely basis to all reasonable requests for information or access to documents or personnel made by the Firm, all with the intent to fairly and in good faith resolve all unresolved Disputed Items as promptly as reasonably practicable. Once all Disputed Items are resolved, the calculation of the Net Working Capital, Cash on Hand, Indebtedness, Company Transaction Expenses and resulting recalculated Closing Consideration on the Closing Statement shall be adjusted, as appropriate, to reflect (a) any resolution of Disputed Items as agreed between Buyer and Seller or (b) any determination of Disputed Items by the Firm, and the Closing Statement and the calculation of the Net Working Capital, Indebtedness, Company Transaction Expenses and resulting recalculated Closing Consideration thereon (in each case, as so adjusted) shall be final, binding and non-appealable by the parties hereto.
(v)            If the Closing Consideration as finally determined pursuant to this Section 1.02(c) (the "Final Closing Consideration") is greater than the

Estimated Closing Consideration then, within five (5) Business Days after the determination of the Final Closing Consideration, Buyer shall pay to Seller, by wire transfer of immediately available funds, an amount equal to the Final Closing Consideration less the Estimated Closing Consideration.
(vi)            If the Final Closing Consideration is less than the Estimated Closing Consideration, then, within five (5) Business Days after the determination of the Final Closing Consideration, Seller shall pay to Buyer by wire transfer of immediately available funds, an amount equal to the Estimated Closing Consideration less the Final Closing Consideration.
(vii)            If the Final Closing Consideration is equal to the Estimated Closing Consideration, then neither Buyer nor Seller shall be obligated to make any payment to the other pursuant to this Section 1.02(c).
(viii)            Notwithstanding anything to the contrary in this Section 1.02(c) or otherwise, in the event that the absolute value of the difference between Net Working Capital as recalculated pursuant to this Section 1.02 and Estimated Net Working Capital is less than $50,000, then the amount of the Estimated Net Working Capital shall be deemed to be the final recalculated Net Working Capital for purposes of determining the Final Closing Consideration.
(ix)            All payments required pursuant to this Section 1.02(c) shall be deemed to be adjustments, for Tax purposes, to the aggregate purchase price paid by Buyer for the Newco Shares purchased by it pursuant to this Agreement to the extent permitted by applicable Law.
(d)            Post-Closing Medical Liabilities Adjustment. Within sixty (60) calendar days after the Closing Date, Buyer shall deliver to Seller a reasonably detailed calculation of Liabilities of the Company and the Sold Subsidiaries for medical claims incurred, but not reported, as of the Closing Date (collectively, "Medical Liabilities"), calculated in a manner consistent with Seller's historical actuarial practices for such Medical Liabilities. If Seller has any objections to such calculation, Seller shall deliver to Buyer within sixty (60) calendar days a statement setting forth those items to which Seller objects, Seller's proposed alternative calculation for each such disputed item and Seller's proposed recalculation of Medical Liabilities. Thereafter, the dispute resolution mechanism of Section 1.02(c)(iv) shall apply mutatis mutandis and, once all such disputed items are so resolved, if the amount of Medical Liabilities as finally determined exceeds $175,000 then, within five (5) Business Days after such final determination, Seller shall pay to Buyer by wire transfer of immediately available funds, an amount equal to such excess.
1.03     The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of K&L Gates LLP, 134 Meeting Street, Suite 200, Charleston, South Carolina 29401, on the third Business Day following satisfaction or waiver of all of the closing conditions set forth in Article 2 hereof (other than those to be satisfied by actions taken at the Closing, but subject to the satisfaction of such conditions), or on such other date as is mutually agreeable to Buyer and Seller; provided, that in no event shall the date of the Closing occur prior to day that is thirty (30) days from the date hereof. The date of the Closing is herein referred to as the "Closing Date." The Closing shall be deemed to occur at, and the calculation of all amounts in respect of the Closing Consideration shall be made as of, 12:01 a.m. prevailing Eastern time on the Closing Date.
ARTICLE 2

CONDITIONS PRECEDENT TO CLOSING
2.01     Conditions to Buyer's Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date (any one or more of which may be waived in writing at the option of Buyer):
(a)            (i) The representations and warranties set forth in Sections 3.01 (Authorization; Valid and Binding Agreement), 3.03 (Ownership), 3.05 (Brokerage), 4.01 (Organization and Corporate Power; Newco), 4.05 (Capital Stock), 4.09 (Tax Matters), 4.13(d) (Employee Benefits) and 4.19 (Brokerage) (collectively, the "Fundamental Representations") shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except for those representations and warranties in the Fundamental Representations that address matters as of particular dates (which shall be true and correct in all material respects as of the applicable date); provided, however, that the Fundamental Representations that are qualified as to "material", "materiality", "in all material respects" or "Material Adverse Effect" shall be true and correct in all respects, and (ii) all other representations and warranties set forth in Articles 3 and 4 shall be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except for those representations and warranties in such other representations and warranties that address matters as of particular dates (which shall be true and correct in all respects as of the applicable date), in each case disregarding all qualifications as to "material", "materiality", "in all material respects" or "Material Adverse Effect" (other than with respect to the representations and warranties in the first sentence of Section 4.07 (Absence of Certain Developments) and reference to the defined term "Material Contract") except where the failure of such other representations and warranties to be so true and correct would not have a Material Adverse Effect.
(b)            Seller and H&H Group shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.
(c)            Since the date of the Latest Balance Sheet there shall not have occurred and be continuing a Material Adverse Effect.
(d)            The consummation of the transactions contemplated hereby shall not be prohibited by any Law, and no Governmental Order shall have been entered by or with,

or issued by, any Governmental Body which remains in effect and which prohibits the consummation of the transactions contemplated hereby.
(e)            The applicable waiting periods, if any, under the HSR Act, and any other applicable foreign competition or antitrust Laws applicable to the transactions contemplated by this Agreement, shall have expired or been terminated or approval for the consummation of the transactions contemplated hereby shall have been granted by the relevant competition or antitrust authority or authorities.
(f)            Seller shall, concurrently with the Closing, deliver to Buyer the stock certificates representing the Newco Shares, accompanied by duly executed stock powers.
(g)            H&H Group shall have delivered to Buyer each of the following:
(i)            a certificate of Seller, dated the Closing Date, stating that the preconditions specified in subsections (a), (b) and (c) above have been satisfied;
(ii)            certified copies of the resolutions duly adopted by Seller's and H&H Group's boards of directors (or equivalent governing bodies) authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;
(iii)            (A) a certified copy of the certificate of incorporation of Newco (which, together with Newco's bylaws, shall be in form and substance reasonably satisfactory to Buyer) and (B) a certificate of good standing of Newco from the Secretary of State of the State of Delaware, in each case dated within thirty (30) calendar days of the Closing Date;
(iv)            a FIRPTA Certificate;
(v)            an executed payoff letter (in form and substance reasonably satisfactory to Buyer) from each lender to the Company, Newco or any of the Sold Subsidiaries in respect of the Funded Indebtedness;
(vi)            a duly executed counterpart signature page to the Transition Services Agreement in substantially the form attached hereto as Exhibit A (the "Transition Services Agreement");
(vii)            a duly executed Seller Release in the form attached hereto as Exhibit C; and
(viii)            a duly executed copy of the Acknowledgment Agreement in substantially the form attached hereto as Exhibit B (the "Acknowledgment Agreement").

(h)            Buyer shall have received releases (in form and substance reasonably satisfactory to Buyer) of (i) all Liens required to be set forth on Schedules 4.08(a) or (c) (disregarding any qualifications as to "material", "materially" or "Material Adverse Effect" used therein) (provided, however, that, with respect to that certain Lien denoted by an asterisk on Schedule 4.08(c), the foregoing condition shall be deemed satisfied to the extent Seller agrees to either (x) cause the title insurance company issuing the title commitment obtained by Buyer pursuant to Section 6.09 with respect to the Owned Real Property to which such Lien relates to omit, insure over or endorse over any exclusion or exception to coverage in respect thereof (such policy, "Buyer's Title Policy") or (y) cause another nationally recognized title insurance company to issue to Buyer a title policy with respect to the aforementioned Owned Real Property that omits, insures over or endorses over any exclusion or exception to coverage in respect of such Lien) and (ii) any guarantees by Newco or any Sold Subsidiary of any indebtedness of any Person other than any Sold Subsidiary.
(i)            Buyer shall have received evidence reasonably satisfactory to Buyer that each Contract listed on Schedule 2.01(i) has been terminated.
(j)            Buyer shall have received the consents, waivers and approvals listed on Schedule 2.01(j), in each case in form and substance reasonably satisfactory to Buyer.
(k)            The Excluded Subsidiary Transfer shall have occurred.
(l)            The Reorganization Transactions shall have occurred, and Buyer shall have received from Seller executed copies of the Reorganization Documents.
If the Closing occurs, all closing conditions set forth in this Section 2.01 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Buyer.

2.02     Conditions to Seller's and H&H Group's Obligations. The obligations of H&H Group and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date (any one or more of which may be waived in writing at the option of Seller):
(a)            The representations and warranties set forth in Article 5 hereof, other than those representations and warranties that address matters as of particular dates (which shall be true and correct in all material respects as of the applicable date), shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties; provided, however, that such representations and warranties that are qualified as to "material" shall be true and correct in all respects.
(b)            Buyer shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.
(c)            The Excluded Subsidiary Transfer shall have occurred.

(d)            The consummation of the transactions contemplated hereby shall not be prohibited by any Law, and no Governmental Order shall have been entered by or with, or issued by, any Governmental Body which remains in effect and which prohibits the consummation of the transactions contemplated hereby.
(e)            The applicable waiting periods, if any, under the HSR Act, and any other applicable foreign competition or antitrust Laws applicable to the transactions contemplated by this Agreement, shall have expired or been terminated or approval for the consummation of the transactions contemplated hereby shall have been granted by the relevant competition or antitrust authority or authorities.
(f)            Since the date of the Latest Balance Sheet there shall not have occurred and be continuing a Material Adverse Effect.
(g)            Buyer shall, concurrently with the Closing, make the payments set forth in Section 1.01 to be made by it on the Closing Date.
(h)            Buyer shall have delivered to H&H Group and Seller each of the following:
(i)            a certificate, dated the Closing Date, stating that the preconditions specified in subsections (a) and (b) above have been satisfied;
(ii)            certified copies of the resolutions duly adopted by Buyer's board of directors (or equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;
(iii)            (A) a certified copy of the certificate of incorporation or equivalent organizational document of Buyer and (B) a certificate of good standing or equivalent certificate of Buyer from the jurisdiction in which Buyer is incorporated or formed, in each case dated within thirty (30) calendar days of the Closing Date;
(iv)            a duly executed counterpart signature page to the Transition Services Agreement;
(v)            a duly executed copy of the Closing Date Representations Letter deliverable to the insurance carrier underwriting the R&W Policy (the "Closing Date Representations Letter"); and
(vi)            a duly executed copy of the Acknowledgment Agreement.
(i)            With respect to each guarantee set forth on Schedule 2.02(i), Seller or Parent, as the case may be, shall have received either (A) a release or termination (in form and substance reasonably satisfactory to Seller) of such guarantee or (B) an undertaking of Buyer, in form and substance reasonably satisfactory to Seller, pursuant to which Buyer agrees to (x) indemnify Seller or Parent, as the case may be, for any Liabilities arising under such guarantee from and after the Closing and (y) use commercially reasonable efforts to cooperate with Seller or Parent, as the case may be, to obtain the aforementioned release or termination (including, for the avoidance of doubt, the provision by Buyer or one of its Affiliates of a guarantee in form and substance reasonably similar to the guarantee being released or terminated).
If the Closing occurs, all closing conditions set forth in this Section 2.02 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Seller.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER AND H&H GROUP
H&H Group and Seller hereby represent and warrant to Buyer, both as of the date hereof and as of the Closing Date, as follows:
3.01     Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Seller and H&H Group and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Seller and H&H Group, and no other proceedings on Seller's or H&H Group's part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Buyer, this Agreement constitutes a valid and binding obligation of each of Seller and H&H Group, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
3.02     No Breach. Except as set forth on Schedule 3.02, the execution, delivery and performance of this Agreement by Seller and H&H Group and the consummation of the transactions contemplated hereby do not conflict with or result in any material breach of, accelerate any payment or other obligation under, give rise to any right of termination, amendment, modification or supplementation of, constitute a material default under (or an event that, with the giving of notice or the passage of time or both would result in an event of default), result in a material violation of, result in the creation of any Lien upon the Newco Shares or any assets of the Company, Newco or the Sold Subsidiaries pursuant to, or require any material authorization, consent, approval, exemption or other material action by or notice to any court, other Governmental Body or other third party under (a) the provisions of Seller's, H&H Group's, Newco's the Company's or any Sold Subsidiary's organizational documents, (b) any material indenture, mortgage, lease, loan agreement or other material Contract as to which H&H Group or Seller is bound, or any Material Contract, or (c) any Law or Governmental Order to which Seller,  H&H Group, the Company, Newco or the Sold Subsidiaries is subject (except for the applicable requirements under the HSR Act or any other applicable foreign competition or antitrust Laws).
3.03     Ownership. Seller is the record and beneficial owner of all outstanding  equity interests of the Company set forth on Schedule 3.03 as of the date hereof and, as of the Closing Date, will be the record and beneficial owner of the Newco Shares. On the Closing Date,

Seller shall transfer to Buyer good title to the Newco Shares free and clear of all Liens, other than applicable federal and state securities Law restrictions.
3.04     Litigation. There are no Actions pending or Threatened against or affecting Seller or H&H Group, at law or in equity, or before or by any Governmental Body, which would adversely affect Seller's or H&H Group's performance under this Agreement or the consummation of the transactions contemplated hereby. Neither Seller nor H&H Group is subject to any outstanding Governmental Order of any court or other Governmental Body, which would adversely affect Seller's or H&H Group's performance under this Agreement or the consummation of the transactions contemplated hereby.
3.05     Brokerage. There are no Liabilities for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of H&H Group or Seller for which Buyer, Newco, the Company or any Sold Subsidiary could be liable.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO NEWCO, THE
COMPANY AND THE SOLD SUBSIDIARIES
H&H Group hereby represents and warrants to Buyer, both as of the date hereof and as of the Closing Date, as follows; provided, that the parties acknowledge and agree that Newco will be formed after the date hereof and prior to the Closing and, accordingly, the representations and warranties set forth in this Article 4 with respect to Newco shall be deemed to be made only on the Closing Date.
4.01     Organization and Corporate Power; Newco.
(a)            The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and from and after its formation Newco will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has, and as of the Closing Date Newco will have, all requisite corporate or limited liability company (as applicable) power and authority and all material authorizations, licenses and permits necessary to own and operate its properties and to carry on the Businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not materially affect the Businesses. The Company is, and from and after its formation Newco will be, qualified to do business in every jurisdiction in which its ownership of property or the conduct of the Businesses as now or, in the case of Newco, as of the Closing Date, conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.
(b)            Newco was formed solely for the purposes contemplated by this Agreement and the Reorganization Documents and has engaged in no other business activities other than, and has conducted its operations only, as hereby and thereby contemplated.  At the Closing, Newco will have no assets and no Liabilities other than (i) those contributed to Newco pursuant to the Reorganization Documents and (ii) those incidental to its formation.

4.02     Subsidiaries. Except as set forth on Schedule 4.02, none of the Company or any of the Sold Subsidiaries owns, or holds any option or right to acquire, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person, and at the Closing Newco will not own, or hold any option or right to acquire, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person other than the Company and the Sold Subsidiaries. The Sold Subsidiaries are duly organized, validly existing and in good standing under the Laws of the jurisdiction of their respective organization, have all requisite corporate (or limited liability company, as applicable) power and authority and all material authorizations, licenses and permits necessary to own their respective properties and to carry on their respective portions of the Businesses as now conducted and are qualified to do business in every jurisdiction in which their respective ownership of property or the conduct of their respective portions of the Businesses as now conducted require them to qualify, except where the failure to be so qualified would not have a Material Adverse Effect. Except as set forth on Schedule 4.02, the Company owns all of the capital stock or other applicable equity interests of the Sold Subsidiaries and, at Closing Newco will own all of the capital stock or other applicable equity interests of the Company and the Sold Subsidiaries. Arlon India has no assets and no material Liabilities and currently conducts no commercial operations.
4.03     [Reserved].
4.04     [Reserved].
4.05     Capital Stock. The limited liability company interests of the Company owned by Seller constitute all of the outstanding equity interests of the Company and, upon their issuance, the Newco Shares will constitute all of the capital stock of Newco. Except the limited liability company interests of the Company, or the Newco Shares, as applicable, or as set forth on Schedule 4.05, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of the Company, Newco or any Sold Subsidiary, (b) securities convertible into or exchangeable for capital stock or other applicable equity interest of the Company, Newco or any Sold Subsidiary, (c) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company, Newco or any Sold Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, Newco or any Sold Subsidiary or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company, Newco or any Sold Subsidiary.
4.06     Financial Statements. Schedule 4.06 consists of (i) the unaudited consolidated balance sheet of the Company and the Sold Subsidiaries, as of November 30, 2014 (the "Latest Balance Sheet") and the related statements of income for the eleven (11) month period then ended, and (ii) the unaudited consolidated balance sheet and related statements of income of the Company and the Sold Subsidiaries, as of and for the fiscal years ended December 31, 2013 (the "Latest Year-End Balance Sheet"), December 31, 2012 and December 31, 2011 (all such financial statements referred to in clauses (i) and (ii), the "Financial Statements"). Except as set forth on Schedule 4.06, (x) the Financial Statements have been prepared in conformity with GAAP, consistently applied, and present fairly in all material respects the financial condition and results of operations of the Company and the Sold Subsidiaries (taken as a whole) as of the times and for the periods referred to therein and (y) since the date of the Latest Balance Sheet, other than with respect to the Sold Subsidiaries, the Company has had no activity required to be reflected in its financial statements (other than the Reorganization Transactions).
4.07     Absence of Certain Developments. Since the date of the Latest Year-End Balance Sheet, there has not been any Material Adverse Effect that is continuing. Except as set forth on Schedule 4.07 and as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet (or such other date as is specified below), none of the Company, Newco or any of the Sold Subsidiaries has:
(a)            borrowed any amount under existing credit lines or otherwise incurred any Indebtedness, except borrowings under such credit lines in the ordinary course of business;
(b)            mortgaged, pledged or subjected to any Lien any of its material assets, except Permitted Liens;
(c)            sold, leased, licensed, assigned or transferred any material portion of its assets, except for sale of inventory in the ordinary course of business, or acquired any material assets outside the ordinary course of business;
(d)            sold, assigned or transferred any Company Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;
(e)            issued, sold, transferred or otherwise subjected to a Lien any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities, nor has it taken any such action since the date of the Latest Year-End Balance Sheet;
(f)            made any material capital investment in, or any material loan to, any other Person (other than the Company, Newco and the Sold Subsidiaries);
(g)            established or adopted any new Benefit Plan or compensation plans (including but not limited to bonus or extraordinary compensation), terminated or made any material changes in its Benefit Plans or made any material changes in wages, salary or other compensation with respect to its officers, directors, employees or consultants, in each case other than changes made in the ordinary course of business or pursuant to existing agreements or arrangements or as required to comply with applicable Law;
(h)            planned, announced, implemented or effected any reduction in force, lay-off, early retirement program, severance program or other program concerning the termination of employment of the Business Employees, nor has it taken any such action since the date of the Latest Year-End Balance Sheet;
(i)            made a material change in its accounting or Tax methods, practices or policies, settled or compromised a material Tax assessment or deficiency, amended in any material respect a Tax Return (other than a Seller Group Tax Return), waived a statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has it taken any such action since the date of the Latest Year-End Balance Sheet;
(j)            commenced or settled any litigation, nor has it taken any such action since the date of the Latest Year-End Balance Sheet;
(k)            acquired any new facility, whether for distribution, manufacturing or other purposes, and whether by purchase of real property, lease or otherwise;
(l)            adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, nor has it taken any such action since the date of the Latest Year-End Balance Sheet;
(m)            acquired by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
(n)            made aggregate capital expenditures other than those set forth in the capital expenditure budgets set forth on Schedule 4.07(n) (collectively, the "Capital Expenditure Budget"), other than capital expenditures in an aggregate amount not in excess of $100,000;
(o)            amended, supplemented or modified its certificate of incorporation, bylaws, limited liability company agreement, certificate of formation or other applicable organizational documents, nor has it taken any such action since the date of the Latest Year-End Balance Sheet;
(p)            entered into, modified, amended, supplemented or terminated any Material Contract, other than termination by expiration of the term of such Material Contract; or
(q)            committed to do any of the foregoing.
4.08     Assets; Properties.
(a)            Except as set forth on Schedule 4.08(a), the Company and the Sold Subsidiaries own good title to, or hold pursuant to valid and enforceable leases, and as of Closing, Newco, the Company and the Sold Subsidiaries will own good title to, or hold pursuant to valid and enforceable leases, all of the material personal property used in or necessary for the operation of the Businesses as currently conducted, free and clear of all Liens, except for Permitted Liens, and except for inventory and obsolete personal property disposed of by the Company, Newco and the Sold Subsidiaries in the ordinary course of business consistent with past practices since the date of the Latest Balance Sheet (and with respect to which any necessary replacement personal property has been obtained).  All such material personal property, taken as a whole, has been maintained in accordance with industry practices, is in good operating condition (subject to normal wear and tear given the use and age of such property) and is usable in the ordinary course of business consistent with the past practices of the Company, Newco and the Sold Subsidiaries.
(b)            The real property listed on Schedule 4.08(b) constitutes all of the real property leased, subleased, licensed or otherwise used or occupied under grant of any contractual right, written or oral, by the Company, Newco and the Sold Subsidiaries (together with all land, buildings, structures, improvements, fixtures and other interests in real property, and all easements, rights of way and other appurtenances thereunto belonging or appertaining, and all rights and privileges under the Leases related thereto, the "Leased Real Property"). Schedule 4.08(b) also sets forth a list of all leases, subleases, licenses and other agreements pursuant to which the Company, Newco or any of the Sold Subsidiaries holds any Leased Real Property (collectively, including all amendments or modifications thereto, the "Leases"). Except as set forth on Schedule 4.08(b), the Leases are in full force and effect, and the Company, Newco or a Sold Subsidiary holds a valid and existing leasehold interest under each such Lease, subject to proper authorization and execution of such Lease by the other party thereto and the application of any bankruptcy or creditor's rights Laws. Except as set forth on Schedule 4.08(b), Seller has delivered or made available to Buyer complete and accurate copies of each of the Leases, and none of such Leases has been modified or amended in any material respect. With respect to each of the Leases, (i) none of Newco, the Company nor any Sold Subsidiary is in default in any material respect under any of such Leases, and, to the Company's Knowledge, no other party to any such Leases is in default in any respect under any of such Leases and no conditions or events exist which, with the giving of notice or passage or time, or both, would constitute a default in any respect under any such Leases, (ii) none of Newco's, the Company's nor any Sold Subsidiary's possession and quiet enjoyment of the Leased Real Property under any such Lease has been disturbed, and there are no current Threatened disputes with respect to any such Lease, (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (iv) none of Newco, the Company nor any Sold Subsidiary owes, nor will owe in the future, any brokerage commissions or finder's fees with respect to such Lease, (v) none of the Company nor any Sold Subsidiary has subleased, licensed or otherwise granted any other party the right to use or occupy such Leased Real Property or any portion thereof, and (vi) none of the Company nor any Sold Subsidiary has collaterally assigned or granted any security interest in such Lease or any interest therein.
(c)            The real property listed on Schedule 4.08(c), together with all buildings, structures, improvements and fixtures thereon and all easements, rights of way and other appurtenances and interests thereunto belonging or appertaining thereto (the "Owned Real Property", and collectively with the Leased Real Property, the "Real Property") constitutes all of the real property owned by the Company, Newco and the Sold Subsidiaries.  Except as set forth on Schedule 4.08(c), none of Newco, the Company nor any Sold Subsidiary owns or, to the Company's Knowledge, has since April 13, 2007, owned any other real property.  Except as set forth on Schedule 4.08(c), (i) the Company, Newco or a Sold Subsidiary holds marketable, fee simple title to the Owned Real Property, free and clear of all Liens as of the Closing Date, except Permitted Liens, and (ii) the Company, Newco and the Sold Subsidiaries have not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof.

(d)            With respect to the Real Property, except as set forth on Schedule 4.08(d), (i) the Real Property comprises all of the real property used in connection with the Businesses, (ii) there are no pending or Threatened condemnation, eminent domain or expropriation proceedings (or negotiations regarding transfers in lieu thereof), Actions relating to any of the Real Property, the improvements thereon or any portion thereof, and there is no Governmental Order outstanding, or any Action pending or Threatened relating to the ownership, lease, use or occupancy of the Real Property or any portion thereof, or the operation of the Businesses as currently conducted thereon, (iii) except for Permitted Liens, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Owned Real Property, (iv) except for Permitted Liens, there are no outstanding options or rights of first refusal to purchase the Owned Real Property, the improvements located on the Owned Real Property or any portion thereof or interest therein, (v) all improvements on the Owned Real Property or making up the Leased Real Property are in reasonable, working condition, subject only to normal maintenance, are reasonably sufficient for the operation thereof for its current use, and to the Knowledge of the Company there is no material structural or other physical defect or deficiency in the condition of such improvements nor any other facts or conditions that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of such improvements or any portion thereof in the operation of the Businesses as currently conducted thereon and (vi) each Real Property is in material compliance with all applicable building, zoning, subdivision, health and safety and other land use and building Laws, including the Americans with Disabilities Act of 1990, as amended, or is in compliance with such land use and building Laws in effect as of the time of the construction, acquisition or occupancy of such Real Property (as the case may be) and is not required to comply with any land use and building Laws enacted subsequent to such construction, acquisition or occupancy (as the case may be), including, with respect to both any such then-in-effect or later-enacted land use and building Laws, any amendments thereto, absent a change in use or material modification of such Real Property, and all underwriting requirements under insurance policies affecting the Real Property, and none of the Company, Newco nor any Sold Subsidiary has received any notice of violation of any such Laws which has not heretofore been cured or corrected.
4.09     Tax Matters. Except as set forth on Schedule 4.09:
(a)            The Company, Newco and the Sold Subsidiaries have filed all material Tax Returns that are required to be filed by them (and all such Tax Returns are correct and complete in all material respects) and have paid all such Taxes due and payable by the Company, Newco or the Sold Subsidiaries (whether or not shown as due on such Tax Returns).  No written claim has ever been made by a taxing authority in a jurisdiction in which the Company, Newco or any of the Sold Subsidiaries do not file Tax Returns that the Company, Newco or any of the Sold Subsidiaries is or may be subject to taxation by that jurisdiction.  All Taxes which the Company, Newco or the Sold Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and fully paid or properly accrued.
(b)            There is no dispute or claim concerning any material Tax liability of the Company, Newco or the Sold Subsidiaries claimed or raised by any taxing authority in writing. None of the Company, Newco nor any of the Sold Subsidiaries has waived any statute of limitations in respect of Taxes beyond the date hereof or agreed to any extension of time beyond the date hereof with respect to a Tax assessment or deficiency. None of the Company, Newco nor any of the Sold Subsidiaries is a party to any Tax allocation or sharing agreement (other than (i) agreements solely among the Company, Newco and the Sold Subsidiaries, (ii) commercial agreements entered into in the ordinary course of business not primarily about Taxes, and (iii) agreements entered into in the ordinary course of business providing for the allocation or payment of property Taxes).
(c)            None of the Company, Newco nor any of the Sold Subsidiaries has any liability for the Taxes of any Person (other than the Company, Newco and the Sold Subsidiaries) under Treasury Regulation § 1.1502-6 or any similar provision under state, local or foreign Tax law, or as a transferee or successor, by contract, or otherwise.
(d)            None of the Company, Newco nor any of the Sold Subsidiaries is a party to any contract that will, individually or collectively, result in the payment of any amount in connection with the consummation of the transactions contemplated by this Agreement that would not be deductible by reason of Section 280G of the Code.
(e)            None of the Company, Newco nor any of the Sold Subsidiaries will be required as a result of (i) a change in method of accounting for a Pre-Closing Tax Period, (ii) use of an improper method of accounting for a Pre-Closing Tax Period, (iii) any "closing agreement" as described in Section 7121 of the Code or any similar provision under state, local or foreign Tax law, (iv) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code or any similar provision of state, local or foreign Tax law, (v) any installment sale or open transaction disposition made on or before the Closing Date, (vi) the receipt of any prepaid revenue prior to the Closing Date, or (vii) election under Section 108(i) of the Code, to include any item of income or exclude any item of deduction for any Tax period (or portion thereof) beginning after the Closing Date that would not have otherwise so been included or excluded as the case may be.
(f)            None of the Company, Newco nor any of the Sold Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
(g)            None of the Company, Newco nor any of the Sold Subsidiaries has been a party to any "reportable transaction" as defined in Section 6707A(c)(1) of the Code and Treasury Regulations § 1.6011-4(b).
(h)            None of the Company, Newco nor any of the Sold Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the one in which it is organized.
(i)            The Company and each of the Sold Subsidiaries that is organized under the Laws of the United States has been since its formation properly classified as either a partnership or a "disregarded entity" for U.S. federal income Tax purposes and no election has been made pursuant to Treasury Regulation § 301.7701-3(g) to treat the Company or any such Sold Subsidiary as an association taxable as a corporation.
(j)            Notwithstanding anything to the contrary in this Agreement, no representation or warranty in this Section 4.09 is made with respect to the existence, amount or usability of any net operating losses, capital losses, tax basis or other tax attribute of the Company, Newco or any Sold Subsidiary.
4.10     Contracts and Commitments.
(a)            Except as set forth on Schedule 4.10, none of the Company, Newco or any of the Sold Subsidiaries is party to any:
(i)            Contract relating to any acquisition of a business, whether by acquisition of equity interests or by asset acquisition, by the Company, Newco or any Sold Subsidiary within the last three (3) years or under which the Company, Newco or any Sold Subsidiary has any ongoing material rights or Liabilities;
(ii)            collective bargaining agreement or similar Contract (each, a "Collective Bargaining Agreement");
(iii)            Contract for the employment of any officer, individual employee or other person on a full-time, part-time or consulting basis providing for base compensation or other monetary compensation in excess in the aggregate of $75,000 per annum;
(iv)            agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of the Company's, Newco's or the Sold Subsidiaries' assets or any other Contract governing any Indebtedness of the Company, Newco or any of the Sold Subsidiaries;
(v)            lease, agreement or other Contract under which it is lessee of or holds or operates any tangible personal property owned by any other party, for which the annual rent exceeds $25,000;
(vi)            lease, agreement or other Contract under which it is lessor of or permits any third party to hold or operate any personal property, for which the annual rent exceeds $25,000;
(vii)            Contract or group of related Contracts with the same party for the purchase of products or services (other than purchase orders entered into in the ordinary course of business), under which the undelivered balance of such products or services has a sales price in excess of $100,000 for the current calendar year or any subsequent year or which is not terminable on less than ninety (90) days' notice;

(viii)            Contract or group of related Contracts with the same party for the sale of products or services (other than purchase orders entered into in the ordinary course of business), under which the undelivered balance of such products or services has a sales price in excess of $100,000 for the current calendar year or any subsequent year;
(ix)            Contract which (i) prohibits the Company, Newco or the Sold Subsidiaries from freely engaging in the Businesses anywhere in the world (other than confidentiality agreements entered into in the ordinary course of business) or (ii) contains any exclusivity, non-competition, "most-favored nation," non-solicitation or no-hire provisions;
(x)            joint venture, strategic alliance, partnership or any similar Contract that provides for the sharing of profits, losses, costs, liabilities or proprietary information by the Company, Newco and the Sold Subsidiaries;
(xi)            license, royalty agreement or similar Contract relating to the Company Intellectual Property and which require the expenditure of more than $25,000 per annum, other than commercially available software subject to "shrink wrap" licenses;
(xii)            sales representative, agency, distribution agreements or other similar Contracts for the sale of products of the Company, Newco or any Sold Subsidiary (other than, for the avoidance of doubt, purchase orders entered into in the ordinary course of business);
(xiii)            any Contract providing for a Change-of-Control Payment; or
(xiv)            Contract under which the Company, Newco or any Sold Subsidiary acts as a guarantor, surety or, other than the ordinary course of business, indemnitor of any other Person.
(b)            Buyer has been given access to a true and correct copy of all contracts required to be listed on Schedule 4.10 (the "Material Contracts"), together with all amendments, waivers or other changes thereto, other than oral Material Contracts, a summary of the material terms of each of which is set forth on Schedule 4.10.
(c)            None of the Company, Newco nor any of the Sold Subsidiaries is in breach of or default under any Material Contract (nor has any event occurred that, with the giving of notice or the passage of time or both would result in a breach or default by the Company, Newco or any Sold Subsidiary) and, to the Company's Knowledge, the other party to each of the contracts listed on Schedule 4.10 is not in material breach of or default thereunder.  Each Material Contract represents the legal, valid, binding and enforceable obligation of the Company, Newco or one of the Sold Subsidiaries, as applicable, and, to the Knowledge of the Company, each counterparty thereto.

4.11     Intellectual Property.
(a)        Schedule 4.11(a) lists all (i) Company IP Registrations and (ii) any material Intellectual Property, excluding commercially available off-the-shelf software, licensed to the Company, Newco or any Sold Subsidiary that is not registered but that is reasonably necessary for the conduct of the Businesses in substantially the same manner as currently conducted. All required filings and fees related to the pending and current Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all pending and current Company IP Registrations are otherwise in good standing, except as would not materially and adversely affect the Businesses.
(b)        Except as set forth on Schedule 4.11(b), (i) the Company, Newco or a Sold Subsidiary either owns the entire right, title and interest in, to and under, or has a valid license to use, any and all material Intellectual Property currently used in, or necessary for the conduct of, the Businesses in the manner that the Businesses are currently being conducted, free and clear of any Liens (other than Permitted Liens), (the "Company Intellectual Property"), (ii) none of the Company, Newco or any of the Sold Subsidiaries is currently infringing in any material respects the Intellectual Property of any other Person, and (iii) to the Company's Knowledge, no Person is currently infringing the Company Intellectual Property.  The Company has taken, and prior to Closing Newco will take, all commercially reasonable steps to maintain the Owned Company IP and to protect and preserve the confidentiality of all trade secrets included in the Owned Company IP.
(c)        To the Company's Knowledge, all current and former employees and contractors of the Company, Newco or any of the Sold Subsidiaries who are listed as inventors on the Company's registered patents or applications or who have otherwise been involved in the conception, development, authorship, or creation of any material Company Intellectual Property owned by the Company, Newco or any Sold Subsidiary (the "Owned Company IP") have executed non-disclosure agreements as well as assignments to one of the Company, Newco and the Sold Subsidiaries or their predecessors of all such Person's respective rights relating to such inventions.  No present or former employee or contractor has any right, title, or interest, directly or indirectly, in whole or in part, in any material Owned Company IP that is used to conduct the Businesses as currently conducted.
4.12     Litigation. Except as set forth on Schedule 4.12, (a) there are no Actions pending or Threatened against the Company, Newco or any Sold Subsidiary, at law or in equity, or before or by any Governmental Body, to which any of the Company, Newco or the Sold Subsidiaries or the assets used by any one or more of them is or would be subject, and (b) neither the Company, Newco nor any of the Sold Subsidiaries is subject to any material Order.
4.13     Employee Benefit Plans.
(a)            Except as listed on Schedule 4.13(a), with respect to any current or former employees, officers, directors or consultants providing services to the MED Business or the STD Business of the Company, Newco or the Sold Subsidiaries (collectively, "Relevant Service Provider"), neither Seller, the Company, Newco nor any of the Sold Subsidiaries maintains or contributes to, nor has any obligation to contribute to or has any other Liability under, any "pension plans" (as defined under Section 3(2) of ERISA) (the "Pension Plans"), "welfare plans" (as defined under Section 3(1) of ERISA) (the "Welfare Plans") or any other material employee benefit or compensation plan, policy, program or arrangement (whether of an individual or collective nature), including but not limited to each other material employment, severance, holiday, paid time off or disability plan, policy, agreement or arrangement, whether or not subject to ERISA (together with any Pension Plans and Welfare Plans, the "Benefit Plans").  Benefit Plans that are sponsored or maintained solely by one or more of Seller, the Company, Newco or the Sold Subsidiaries and that will be transferred as part of the transactions contemplated by this Agreement are denoted by asterisk on Schedule 4.13(a) and are referred to herein as "Transferred Company Benefit Plans".
(b)            With respect to each Transferred Company Benefit Plan, prior to the date hereof, true, correct, and complete copies (or, to the extent no such copy exists, an accurate description) of the applicable following documents have been made available to Buyer: (i) all current plan documents (including trust agreements, insurance contracts and other funding or service arrangements) and any amendments thereto; (ii) Forms 5500 and attached schedules, including audited financial statements and actuarial valuation reports, for the most recent plan year for which such Forms 5500 have been filed; (iii) any estimates received regarding withdrawal liability with respect to a Benefit Plan that is a "multiemployer plan" as defined in Section 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each, a "Multiemployer Plan"); (iv) summary plan descriptions or other written summaries; (v) the most recent determination letter received from the IRS; (vi) the most recent actuarial valuation statements and any formal interim valuation statements that have been prepared in writing by the actuary of the applicable Transferred Company Benefit Plan since that valuation in relation to any Transferred Company Benefit Plan; (vii) copies of any voluntary correction filed with the Internal Revenue Service or the U.S. Department of Labor regarding any qualification or operation failure under such Benefit Plan, and (viii) any correspondence with or notice from the Internal Revenue Service, the U.S. Department of Labor or the Pension Benefit Guaranty Corporation (the "PBGC") on or after October 1, 2011, other than routine notice provided in the regular course of plan administration.
(c)            Each of the Pension Plans that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable and up to date determination letter from the Internal Revenue Service as to its tax-qualified status under the Code or is in the form of a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service, and to the Company's Knowledge, there are no existing circumstances likely to result in the revocation of any such determination letter or disqualification of any such Benefit Plan.
(d)            With respect to the WHX Plan, (i) as described in Schedule 4.13(d)(i), none of Seller, the Company, Newco nor any Sold Subsidiary is a participating employer or a contributing sponsor (for purposes of Title IV of ERISA) of the WHX Plan, (ii) the PBGC has not instituted proceedings to terminate the WHX Plan or appoint a trustee or administrator of the WHX Plan nor has Threatened to take any of the foregoing actions, (iii) none of Seller, the Company, Newco nor any Sold Subsidiary has any Liability (including Liability pursuant to Section 4069 of ERISA but excluding premiums to the PBGC due but not yet delinquent) to the PBGC or under Title IV of ERISA and (iv) Parent, the

Company, Newco and the Sold Subsidiaries are in compliance in all material respects with any settlement agreement with the PBGC applicable to the WHX Plan.
(e)            With respect to each of the Pension Plans subject to Title IV of ERISA, within the past six (6) years, (i) there has been no failure to satisfy the minimum funding standards, whether or not waived, imposed by Section 302 of ERISA or Section 412 of the Code, (ii) except as set forth on Schedule 4.13(e), no reportable event within the meaning of Section 4043 of ERISA (for which the disclosure requirements of Reg. § 4043.1 et seq., promulgated by the PBGC, have not been waived) has occurred, (iii) the PBGC has not instituted proceedings to terminate any Pension Plan or appoint a trustee or administrator of any Pension Plan, (iv) no circumstances exist that constitute grounds under ERISA entitling the PBGC to institute such proceedings, (v) no Liability (including Liability pursuant to Section 4069 of ERISA but excluding premiums to the PBGC due but not yet delinquent) to PBGC or under Title IV of ERISA has been or would reasonably be expected to be incurred by Seller, the Company, Newco or the Sold Subsidiaries with respect to a Pension Plan that could result in Liabilities to the Company, Newco or any Sold Subsidiary and (vi) no Pension Plan has been terminated by Buyer or any trade or business sunder common control with it for purposes of Section 4001(b) of ERISA.
(f)            Each Transferred Company Plan has, in all material respects, been established, funded, maintained and administered in compliance with its terms and with all applicable provisions of ERISA, the Code and all other applicable Law.
(g)            Since January 1, 2011 and through the date of this Agreement, no material Action relating to any Transferred Company Benefit Plan has been brought by any Governmental Authority or third Person (other than routine claims for benefits in the ordinary course) or been Threatened.
(h)            With respect to the Transferred Company Benefit Plans, all required contributions and payments due or accrued thereunder, determined in accordance with applicable Law and GAAP and prior funding and accrual practices (the extent such practices are in accordance with applicable Law and GAAP), have been timely and fully made and discharged or properly accrued and reflected as a liability on the Latest Balance Sheet in all material respects.
(i)            Except as set forth on Schedule 4.13, (i) none of the Benefit Plans is subject to Title IV of ERISA nor provides for health, medical, life insurance benefits or other welfare benefits to retired or former employees of Seller, the Company, Newco or the Sold Subsidiaries (other than under Section 4980B of the Code, or similar state law), (ii) none of Seller, the Company, Newco or any of the Sold Subsidiaries is a participating or contributing employer in any Multiemployer Plan with respect to employees of Seller, the Company, Newco or the Sold Subsidiaries and (iii) none of Seller, the Company, Newco or any of the Sold Subsidiaries has, or would reasonably be expected to have, any withdrawal liability with respect to any  Multiemployer Plan contributed to by Seller or any of its Affiliates.

(j)            There are no understandings, agreements or undertakings, written or oral, that would prevent any Transferred Company Benefit Plan from being amended or terminated with respect to benefits provided by such Transferred Company Benefit Plan without Liability to the Company, Newco or the Sold Subsidiaries on or at any time after the Closing Date, except, in each case, as required by applicable Law or by Collective Bargaining Agreements.
(k)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) entitle any Relevant Service Provider to any severance, separation, change of control, termination, bonus, retention or other additional compensation or benefits; or (ii) cause or result in the accelerated vesting, funding or delivery of, or increase the amount or value of, any compensation or benefit to any Relevant Service Provider.  No Transferred Company Benefit Plan provides for any gross-up payment associated with any Tax.
(l)            Each Transferred Company Plan that provides deferred compensation subject to Section 409A of the Code complies in form and operation with Section 409A of the Code (and has so complied for the entire period during which Section 409A has applied to such Transferred Company Benefit Plan).  None of the transactions contemplated by this Agreement will constitute or result in a violation of Section 409A of the Code.
(m)            The Company is the sponsor and administrator of the Pension Plan for Quebec Employees of Arlon Corporation, Adhesives & Films Division (the "'548 Plan").  The Company has determined that it is appropriate that the sponsorship and administration of the '548 Plan be assumed by Atlantic Service Company Limited ("Atlantic") to provide for the more efficient management and administration of the '548 Plan.  The Company and Atlantic have agreed to the transfer of all the Company's rights, duties, obligations and liabilities under the '548 Plan to Atlantic Service Company Limited and to the assumption by Atlantic Service Company Limited of the Company's rights, duties, obligations and liabilities under the '548 Plan, effective January 1, 2014.  The applicable paperwork has been submitted to the Canadian Revenue Agency and Financial Services Commission of Ontario and all other actions required to be taken by the Company with respect to such transfer have been taken.  The Company is also the sponsor and administrator of the Pension Plan for Canadian Employees of Arlon, Inc., Adhesives and Films Division (the "'160 Plan").  The Company has determined that it is appropriate that the '160 Plan be wound down and the applicable paperwork has been submitted to the Canadian Revenue Agency and Financial Services Commission of Ontario and all other actions required to be taken by the Company with respect to such wind-down have been taken.
4.14     Insurance. Schedule 4.14 lists (a) each material insurance policy maintained by H&H Group, Newco, the Company and the Sold Subsidiaries or with respect to which Newco, the Company or any Sold Subsidiary is a named insured or otherwise the beneficiary of coverage and (b) a list of any claims made by or on behalf of Newco, the Company or any Sold Subsidiary under any such insurance policy that are currently unresolved. All such insurance policies are in full force and effect and no insurance carrier under any such policy has Threatened to terminate any such policy. To the Company's Knowledge, none of

H&H Group, Seller, Newco, the Company nor any of the Sold Subsidiaries is in default with respect to its obligations under any such insurance policies.  Newco, the Company, the Sold Subsidiaries and their assets and properties are insured in amounts no less than as required by applicable Law and any Contract to which the Company, Newco or any Sold Subsidiary is a party.
4.15     Compliance with Laws; Permits.
(a)            The Company, Newco and the Sold Subsidiaries are, and since January 1, 2012, have been, in compliance in all material respects with all applicable Laws, including the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), the Criminal Law of China, the Law on Anti-Unfair Competition of China or the Interim Rules on Prevention of Commercial Bribery of China, as amended (collectively, with the FCPA and any other applicable non-U.S. anti-bribery Law, the "Anti-Corruption Laws"), the U.S. Arms Export Control Act and its implementing regulations, the International Traffic in Arms Regulations (22 CFR 120-130) (the "ITAR"), the U.S. Export Administration Regulations (15 CFR 730-774) (the "EAR") and the Laws implemented by the Office of Foreign Assets Control, U.S. Department of the Treasury (31 CFR 500 et. seq.  Except as set forth on Schedule 4.15(a), none of Seller, the Company or any Sold Subsidiary has received any written notice alleging any violation of or liability under any Law since January 1, 2012.
(b)            The Company, Newco and the Sold Subsidiaries own or possess all right, title and interest in and to all of the material Permits that are necessary to own and operate the Businesses as presently conducted (the "Material Permits"), each of which is listed on Schedule 4.15(b).  The Company, Newco and the Sold Subsidiaries are in compliance with the terms and conditions of all Material Permits in all material respects.  No notice from any Governmental Body with respect to the pending or possible revocation, termination, suspension or limitation of any of the Material Permits has been received by Seller, the Company, Newco or any Sold Subsidiary and since January 1, 2014, no such notice has been Threatened.
(c)            Within the last five (5) years, none of the Company, Newco, any of the Sold Subsidiaries, or their respective agents, employees or other Persons acting on their behalf, have taken any act in furtherance of a payment, offer, promise to pay, or authorization or ratification of a payment of any gift, money or anything of value to (i) a government official, or (ii) any Person or entity while knowing or having reasonable grounds to believe that all or a portion of that payment will be passed on to a government official, specifically to obtain or retain business or to secure an improper advantage in violation of the Anti-Corruption Laws.  Since January 1, 2012, none of the Company, Newco or any Sold Subsidiary has received any written allegation, nor has conducted any internal investigation, related to a violation or potential violation of the Anti-Corruption Laws.  The Company has established and continues to maintain, and as of Closing Newco will have established and will maintain, reasonable internal controls and procedures intended to ensure compliance with the Anti-Corruption Laws, including an anti-corruption compliance policy.

(d)            All of the products produced by the Company and the Sold Subsidiaries are properly classified under the EAR in ECCN EAR99, and no such product is subject to the ITAR. Neither the Company, any of the Sold Subsidiaries, nor their respective agents, employees or other Persons acting on their behalf, have, within the last five (5) years, knowingly sold any products to prohibited end users or for use in prohibited end uses in violation of U.S. export control laws, including those contained in Part 744 of the EAR.
4.16     Environmental Matters.  Except as set forth on Schedule 4.16:
(a)            The Company, Newco, the Sold Subsidiaries and the Businesses are, and since January 1, 2012 have been, in material compliance with all applicable Environmental Laws.
(b)            The Company, Newco and the Sold Subsidiaries have obtained and are in compliance with all material Permits required by applicable Environmental Laws for the operation of the Businesses as currently conducted, and all such material Permits are listed on Schedule 4.16(b) hereto.
(c)            Since January 1, 2012, the Company, Newco and the Sold Subsidiaries have not received any unresolved written notice from any Governmental Body or any other Person, and there is no unresolved written notice from any Governmental Body or any other Person pending, regarding any actual or alleged violation of Environmental Laws, or any Liabilities or potential Liabilities pursuant to applicable Environmental Laws for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resource damages or attorney fees.  There are no Actions Threatened or pending against the Company, Newco any of the Sold Subsidiaries or either of the Businesses (i) alleging a violation of any Environmental Law, alleging liability under any Environmental Law or, in the case of an investigation, involving a potential violation or potential liability under any Environmental Law or (ii) that, if adversely determined, would reasonably be expected to require or result in revocation, revision or modification of any of the Permits held by the Company, Newco or the Sold Subsidiaries and required to be listed on Schedule 4.16(b) (disregarding all qualifications as to materiality).
(d)            None of the Company, Newco, the Sold Subsidiaries or the Businesses is subject to any Governmental Order requiring the investigation or remediation of any Hazardous Substances under or any action with respect to any alleged or actual violation of any Environmental Law.
(e)            There is no Environmental Condition at, on, under or emanating from any property or facility currently owned, operated, used or occupied by the Sold Subsidiaries or the Businesses or, to the Company's Knowledge, at any property or facility formerly owned, operated, used or occupied by the Company, Newco or the Sold Subsidiaries or either of the Businesses and no such real property is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or listed on the Comprehensive Environmental Response, Compensation and Liability Information System List, or any similar state list.

(f)            Since January 1, 2012, none of the Company, Newco, the Sold Subsidiaries or the Businesses has generated, treated, stored, disposed of or arranged for the treatment, storage or disposal of any Hazardous Substance in such manner as has given or would reasonably be expected to give rise to any Liabilities pursuant to applicable Environmental Laws.
(g)            At the Owned Real Property and the Rancho Cucamonga Property and, to the Company's Knowledge, at the Leased Real Property (other than the Rancho Cucamonga Property), (i) there are no underground or above ground storage tanks, (ii) there has been no clean-up of any Hazardous Substances or remediation of any Environmental Condition since January 1, 2012, and (iii) there has been no Release of polychlorinated biphenyls ("PCBs"), or any insulating material containing urea formaldehydes, the presence of which would result in Liability pursuant to applicable Environmental Laws since January 1, 2012.  To the Company's Knowledge, at the Owned Real Property and the Leased Real Property, there is no friable asbestos-containing material.
(h)            Seller, the Company and Newco have made available to Buyer all material correspondence and other material documentation relating to all Actions currently pending alleging a violation of any Environmental Law, alleging liability under any Environmental Law or, in the case of an investigation, involving a potential violation or potential liability under any Environmental Law, and all Phase I environmental assessment reports, Phase II environmental assessment reports, and any other environmental report addressing the investigation or remediation of the presence of Hazardous Substances at any property currently or formerly owned or operated by the Company, Newco, any of the Sold Subsidiaries or either of the Businesses (i) with respect to any property currently owned or operated by the Company, Newco, any of the Sold Subsidiaries or either of the Businesses in their possession, custody or control relating to the Company, Newco, the Sold Subsidiaries and the Businesses or to the Real Property and (ii) with respect to any property formerly owned or operated by the Company, Newco, any of the Sold Subsidiaries or either of the Businesses, to the Company's Knowledge, in their possession, custody or control relating to the Company, Newco, the Sold Subsidiaries and the Businesses or to the Real Property.
4.17     Affiliated Transactions. Except as set forth on Schedule 4.17, (a) no officer or director of Newco, the Company, any Sold Subsidiary or any Affiliate of the Company, Newco or any Sold Subsidiary (other than the Company, Newco or any Sold Subsidiary) or any individual in such officer's or director's immediate family is a party to any Contract with the Company, Newco or the Sold Subsidiaries, other than employment agreements entered into in the ordinary course of business consistent with past practices, or has any material interest in any property used by the Company, Newco or the Sold Subsidiaries and (b) there are no Contracts by and between the Company, Newco or any Sold Subsidiary, on the one hand, and Seller or any Affiliate of Seller (other than the Company, Newco or any Sold Subsidiary), on the other hand.
4.18     Employment and Labor Matters.
(a)            Except as set forth on Schedule 4.18(a), (i) none of the Company, Newco or any of the Sold Subsidiaries is a party to or bound by any collective bargaining agreement, and since January 1, 2013, none of the Company, Newco or any Sold Subsidiary (A) has experienced (or has there been Threatened) any strike, organized work stoppage, slowdown, picketing or lockout, claim of unfair labor practices, or other material collective bargaining dispute, or (B) has had a material dispute with any labor union or other employee representative body involving employees of the Company, Newco or the Sold Subsidiaries.
(b)            To the Company's Knowledge (i) there are no employment-related material disputes Threatened or pending between the Company, Newco or the Sold Subsidiaries and any of their employees and (ii), except as set forth on Schedule 4.18 (b), since January 1, 2013 there has been no organization campaign or recognition campaign by any labor union or other employee representative body involving employees of the Company, Newco or the Sold Subsidiaries.
(c)            The Company, Newco and each of the Sold Subsidiaries have fulfilled their obligations to inform, consult or obtain any required and mandatory opinion from any union, or any other employee representative body for the purpose of entering into this Agreement, in each case to the extent required by Law or Contract to do so prior to the execution of this Agreement.
(d)            Schedule 4.18(d) sets forth a complete and accurate list, as of the date of this Agreement, of all of the Business Employees (on an anonymous basis), indicating their (i) job title, (ii) current base salary or wage rate, (iii) start date and (iv) location.
(e)            The Company, Newco and each Sold Subsidiary is, and since at least January 1, 2012 has been, in material compliance with all applicable Laws relating to the employment of labor, including labor and employment practices, terms and conditions of employment, wages and hours, overtime payments, recordkeeping, employee classification, non-discrimination, employee leave, payroll documents, record retention, equal opportunity, immigration, workers compensation, unemployment compensation insurance, occupational health and safety, severance, termination or discharge and collective bargaining, and the Company, Newco and each Sold Subsidiary is and has been since at least January 1, 2013, in material compliance with any Laws concerning retention and classification of independent contractors.
(f)            Neither the Company nor any Sold Subsidiary is bound by (i) any restriction with respect to closure, downsizing or other restructuring affecting its workforce or a portion thereof, except for any restrictions under applicable Laws or (ii) any obligation to guarantee a certain number of employees at any of its sites.
(g)            Except as listed on Schedule 4.18(g), as of the date of this Agreement, none of the Business Employees as of the date of this Agreement has been given or have given notice of termination, and, to the Company's Knowledge, no such Business Employee has expressed the intention to terminate or otherwise alter his or her employment or service relationship with either the Company, Newco or any Sold Subsidiary.

4.19     Brokerage. There are no Liabilities for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of H&H Group, Seller, the Company, Newco or any Sold Subsidiary for which Buyer, the Company, Newco or any Sold Subsidiary could be liable.
4.20     Material Customers and Suppliers. Schedule 4.20 sets forth a list of the names of (a) (i) the ten (10) largest customers of each of the STD Business and MED Business (taken as whole, and as measured by revenue) and (ii) the ten (10) largest suppliers, vendors, and service providers by dollar volume of each of the STD Business and MED Business (taken as whole and as measured by revenue), for the twelve (12) month period ended December 31, 2013 and (b) (i) the ten (10) largest customers of each of the STD Business and the MED Business (taken as whole, and as measured by revenue) for the eleven (11) month period ended November 30, 2014 and (ii) the ten (10) largest suppliers, vendors, and service providers by dollar volume of each of the STD Business and MED Business (taken as whole and as measured by revenue), for the ten (10) month period ended October 31, 2014 (each such customer required to be listed on Schedule 4.20, a "Material Customer," and each such supplier, vendor or service provider required to be listed on Schedule 4.20, a "Material Supplier").  During the twelve (12) months prior to the date of this Agreement (A) no Material Customer or Material Supplier has terminated or Threatened to terminate its relationship with the Company, Newco or a Sold Subsidiary, as applicable, (B) no Material Customer or Material Supplier has materially decreased or limited, or, to the Company's Knowledge, Threatened to materially decrease or limit, the services (including lead times), supplies or materials supplied to or purchased from the Company, Newco or a Sold Subsidiary, as applicable, (C) no Material Customer or Material Supplier has materially changed or Threatened to materially change, its business relationship, pricing or terms and conditions of purchase or sale, as the case may be, with the Company, Newco or any Sold Subsidiary, (D) no Material Customer has materially accelerated its purchasing or otherwise made any purchases materially outside of the ordinary course, due to a discontinuation of any product line of the Company, Newco or any of the Sold Subsidiaries, any announced, communicated or anticipated change in pricing or other material terms, and (E) no Material Customer has notified the Company, Newco or any Sold Subsidiary in writing that the Company, Newco or any Sold Subsidiary is required to re-qualify under any customer program of any Material Customer.  To the Company's Knowledge, there is not, and, since January 1, 2012, there has not been, any material dispute by and between the Company, Newco or any Sold Subsidiary, on the one hand, and any Material Customer or Material Supplier, on the other hand.
4.21     Discontinued Products; Product Liability; Warranties.  Except as set forth on Schedule 4.21, since January 1, 2012 neither the Company nor any Sold Subsidiary has discontinued any product line.  There are no, and since January 1, 2012 there have not been any, product liability, recall, warranty or other similar Actions (whether based in contract or tort and whether relating to personal injury, including death, property damage or economic loss) brought against the Company, Newco or any of the Sold Subsidiaries or been settled, terminated or received in writing by the Company, Newco or any Sold Subsidiary and no such claims have been Threatened against the Company, Newco or any Sold Subsidiary.  To the Company's Knowledge, there exists no basis for any material product liability, recall, warranty or similar claim.  Except as expressly reserved for in the Financial Statements, there are no outstanding claims for return of a product of the Company, Newco or any Sold Subsidiary which exceed $50,000 and will not be resolved prior to the Closing.
4.22     Undisclosed Liabilities.  None of the Company, Newco nor any Sold Subsidiary has any Liability, other than (a) those arising subsequent to the Latest Balance Sheet in the ordinary and usual course of business, consistent with the type reflected or reserved for in the Financial Statements and past practice, none of which constitute or would constitute a violation or breach of any representation, warranty or covenant contained in this Agreement, (b) those to the extent reflected or otherwise expressly reserved against in the Latest Balance Sheet, (c) with respect to the matters disclosed in or arising out of the matters set forth on the Disclosure Schedules, (d) those incurred in connection with this Agreement and the transactions contemplated hereby and (e) Liabilities that are not material individually or in the aggregate.  No representation or warranty is made pursuant to this Section 4.22 with respect to any subject matter that is specifically identified by another representation or warranty contained in this Article 4.
4.23     No Other Representations or Warranties. Other than the representations and warranties set forth in Article 3 and this Article 4 and any certificate delivered hereunder by or on behalf of H&H Group, Seller, the Company, Newco or any of the Sold Subsidiaries, none of H&H Group, Seller, Newco, the Company or any of the Sold Subsidiaries makes any other express or implied representation or warranty with respect to H&H Group, Seller, the Company, Newco or any of the Company's Subsidiaries or the transactions contemplated by this Agreement.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller and H&H Group as follows:
5.01     Organization and Power. Buyer is a Massachusetts corporation, duly organized, validly existing and in good standing under the Laws of the state of its organization, with full organizational power and authority to enter into this Agreement and perform its obligations hereunder.
5.02     Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Buyer, and no other proceedings on Buyer's part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Seller and H&H Group, this Agreement constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
5.03     No Breach. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default under, result in a violation of or require any authorization, consent, approval, exemption, filing or other action by or notice to any court, other Governmental Body or other third party under (a) the provisions of Buyer's organizational documents, (b) any material indenture, mortgage, lease, loan agreement or other material Contract to which Buyer is bound, or (c) any Law or Governmental Order to which Buyer is subject (except for the applicable requirements under the HSR Act or any other applicable foreign competition or antitrust Laws).
5.04     Litigation. There are no Actions pending or Threatened against or affecting Buyer, at law or in equity, or before or by any Governmental Body, which would reasonably be expected to adversely affect Buyer's performance under this Agreement or the consummation of the transactions contemplated hereby. Buyer is not subject to any Governmental Order of any court or other Governmental Body, which would adversely affect Buyer's performance under this Agreement or the consummation of the transactions contemplated hereby.
5.05     Brokerage. Except for fees payable by Buyer to C.W. Downer & Co., there are no Liabilities for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.
5.06     Investment Representation. Buyer is acquiring the Newco Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an "accredited investor" as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that the Newco Shares have not been registered under the Securities Act, or any state or foreign securities Laws, and that the Newco Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Newco Shares are registered under any applicable state or foreign securities Laws, or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.
5.07     Financing. Buyer has, on the date hereof, the financial capability and all sufficient cash on hand or available for borrowing under its credit facilities existing as of the date hereof necessary to pay the Closing Consideration on the terms and subject to the conditions set forth herein, and will have all such capability as of the Closing. Upon consummation of the transactions contemplated hereby, assuming the accuracy of the representations and warranties set forth in Articles 3 and 4 of this Agreement (disregarding all qualifications as to materiality, "Material Adverse Effect" or "Knowledge"), Newco, the Company and the Sold Subsidiaries will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature, or (c) have liabilities in excess of the reasonable market value of their assets.

ARTICLE 6

COVENANTS OF H&H GROUP AND SELLER
6.01     Conduct of the Businesses.
(a)            Except as set forth on Schedule 6.01(a), from the date hereof until the Closing Date, Seller shall use its commercially reasonable efforts to carry on the Businesses according to their ordinary course of business and substantially in the same manner as currently conducted, to keep available the services of their officers and employees, to maintain and preserve intact the Businesses in all material respects and to maintain in all material respects the ordinary and customary relationships of the Businesses with its suppliers, customers, distributors and others having business relationships with it with a view toward preserving for Buyer, on and after the Closing Date, the Businesses and the goodwill associated therewith; provided, however, that, the foregoing notwithstanding, the Seller, Company and its Subsidiaries may use all available Cash on Hand to repay any Indebtedness or make any distribution to their stockholders (or other equityholders, as applicable), in each case prior to the Closing, to the extent any such distribution of Cash on Hand would not cause the Company or any Sold Subsidiary to violate any "minimum capital" requirements under applicable Law.
(b)            From the date hereof until the Closing Date, except as otherwise expressly provided for by this Agreement, or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller (i) shall not, and shall not permit the Company or the Sold Subsidiaries to, take any action which, if taken after the date of the Latest Balance Sheet, would be required to be disclosed on Schedule 4.07 pursuant to Section 4.07 and (ii) shall cause the Company and the Sold Subsidiaries to make, capital expenditures in an aggregate amount of at least seventy-five percent (75%) of the total dollar amount of budgeted capital expenditures contemplated by the Capital Expenditure Budget for the period commencing on the date hereof and ending on the Closing Date (pro-rated for any partial months during such period).
(c)            The foregoing provisions of this Section 6.01 notwithstanding:
(i)            prior to the Closing, Seller shall transfer, convey and deliver, or shall cause the transfer, conveyance and delivery of, all right, title and interest to each Excluded Subsidiary to Seller (the "Excluded Subsidiary Transfer") (and, in connection with the Excluded Subsidiary Transfer, Seller may, in its sole discretion, change the corporate form, or cause to be changed the corporate form, of any Excluded Subsidiary, and the form of any such change shall be in the sole discretion of Seller); and
(ii)            prior to the Closing, H&H Group and Seller shall, and shall cause the Company and the Sold Subsidiaries to, consummate the Reorganization Transactions.

6.02     Access. From the date hereof until the Closing Date, Seller shall, and shall cause its Affiliates to, provide Buyer and its authorized representatives with reasonable access, during normal business hours, upon reasonable notice and in a manner so as not to interfere unreasonably with the normal business operations of the Company and the Sold Subsidiaries, to the offices, properties, books and records of the Company and the Sold Subsidiaries in order for Buyer to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and the Sold Subsidiaries (except that Buyer shall conduct no environmental investigation, sampling or testing of soil, groundwater, building materials or other environmental media including of the sort commonly referred to as a "Phase II environmental assessment"). Each party shall comply with, and shall cause such party's Representatives to comply with, all of their obligations under the Confidentiality Agreement, dated March 18, 2014, between Buyer and Parent (the "Confidentiality Agreement"), with respect to the information disclosed pursuant to this Section 6.02, and such Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
6.03     Regulatory Filings.
(a)            H&H Group and Seller shall, within six (6) Business Days after the date hereof, make or cause to be made all filings and submissions under the HSR Act, any other applicable foreign competition or antitrust Laws and other Laws applicable to Seller and its Affiliates for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, Buyer shall have the right to review in advance, and to the extent practicable shall have the right to consult with Seller on, all the information that appears in any such filings (and Seller shall consider in good faith the views of Buyer in connection therewith).  In exercising the foregoing right, Buyer shall act reasonably and as promptly as practicable.  H&H Group and Seller shall coordinate and cooperate with Buyer in exchanging such information and providing such assistance as Buyer may reasonably request in connection with the foregoing.
(b)            In the event of any requests for information made by any Governmental Body, including requests for production of documents and production of witnesses for interviews or depositions, H&H Group and Seller shall use reasonable best efforts to limit the scope of such requests and otherwise respond to and seek to resolve any such requests.  Without limiting the foregoing, H&H Group and Seller shall certify substantial compliance with any and all such requests (such certification, the "Seller Certification") within one hundred fifteen (115) calendar days following the date of this Agreement (such date, the "Seller Certification Date"), unless both Seller and Buyer agree in writing and subject to Section 8.01(d).  In addition, H&H Group and Seller shall cooperate in good faith with the Governmental Bodies in carrying out their respective obligations under this Section 6.03.
(c)            H&H Group and Seller shall keep Buyer apprised of the status of all filings and submissions referred to in Section 6.03(a) above, including promptly furnishing Buyer with copies of notices or other communications received by H&H Group and Seller in connection therewith and, subject to applicable Law, permitting Buyer to review in advance any proposed oral or written communication by Seller or its Affiliates in connection therewith (and considering in good faith the views of Buyer in connection therewith). Seller shall not permit any of its Affiliates, officers, employees or other representatives or agents to participate in any meeting or telephonic conference with any Governmental Body in respect of such filings and submissions unless it consults with Buyer in advance and, to the extent permitted by such Governmental Body, gives Buyer the opportunity to attend and participate thereat. H&H Group and Seller shall coordinate and cooperate with Buyer in exchanging such information and providing such assistance as Buyer may reasonably request in connection with the foregoing.
(d)            In the event that any Governmental Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Action, investigation or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms hereof unlawful, or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, H&H Group and Seller shall use, and shall cause the Company and the Sold Subsidiaries to use, their reasonable best efforts to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or Threatened Governmental Order so as to permit such consummation on a schedule as close as reasonably practicable to that contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, nothing in this Section 6.03(d) shall be construed to require H&H Group to contest any lawsuit, court action or other court proceeding commenced by any Governmental Body, or institute any lawsuit, court action or other court proceeding against any Governmental Body, in either case to the extent H&H Group has determined in good faith that the costs, expenses and other obligations associated with any such lawsuit, court action or other court proceeding, when considered in the context of the likelihood of such lawsuit, court action or other court proceeding being successfully concluded on or prior to the Outside Date (including as the same may be extended pursuant to Section 8.01(d)), imposes an unreasonable burden on H&H Group.
(e)            From the date hereof until the Closing Date, H&H Group and Seller shall (i) promptly deliver to Buyer copies of any correspondence with or notice from the PBGC and (ii) cooperate with all requests and inquiries of the PBGC to the extent related to the Company, the Sold Subsidiaries, Seller, or the transactions contemplated hereby.
6.04     Conditions. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement or the Closing Date, H&H Group and Seller shall use, and shall cause Newco, the Company and the Sold Subsidiaries to use, their commercially reasonable efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under any applicable Law or otherwise, and cause its respective Affiliates representatives to, cooperate fully to that end, so as to, as promptly as practicable, consummate the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, H&H Group and Seller shall, and shall cause Newco, the Company and the Sold Subsidiaries to, (A) use commercially reasonable efforts (to the extent reasonably in such Person's control) to cause the conditions set forth in Sections 2.01(a), (b), (c), (d), (f), (g), (h), (i), (j), (k) and (l) and Section 2.02(i)(A) hereof to be satisfied and to consummate the transactions contemplated herein as soon as reasonably practicable after the satisfaction of the conditions set forth in Section 2.01 (other than those to be satisfied by actions taken at the Closing), and (B) use commercially reasonable efforts to obtain all consents, waivers, confirmations, novations and approvals of third parties that H&H Group, Seller, Newco, the Company or any Sold Subsidiary is required to obtain under any Contract to which any of the foregoing is bound in order to consummate the transactions contemplated hereby and maintain such consents, waivers, confirmations, novations and approvals, as applicable, in full force and effect once obtained. The parties hereto acknowledge and agree that nothing contained in this Section 6.04 shall limit, expand or otherwise modify in any way any efforts standard(s) expressly applicable to any of Seller's or the Company's obligations under this Agreement.
6.05     Notification. From the date hereof until the Closing Date, H&H Group shall disclose to Buyer in writing any variances or inaccuracies from the representations and warranties contained in Article 3 or Article 4 hereof, and any breach of the covenants in this Agreement made by H&H Group or Seller; provided, however, that such disclosures shall not be deemed to amend or supplement the applicable Disclosure Schedule(s) for purposes of the conditions to the Closing set forth in Section 2.01(a) or Buyer's ability to terminate this Agreement pursuant to Section 8.01(b) nor shall they be deemed to cure any misrepresentation or breach that otherwise might have existed hereunder by reason of such variance, inaccuracy or breach, and Buyer's right to make a claim (whether for indemnification or otherwise) against Seller or H&H Group for any such variance, inaccuracy or breach shall in no way be restricted or limited by any such disclosure.
6.06     Sensitive Information. Notwithstanding the obligations set forth in this Agreement to the contrary, H&H Group, Seller and its Subsidiaries may withhold from Buyer (a) any document or information that is subject to the terms of a confidentiality agreement with a third party or (b) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, in the reasonable judgment of H&H Group based on the advice of its outside counsel, is necessary under applicable Law, including any competition or antitrust Law; provided, however, that H&H Group will promptly notify Buyer if any information is withheld pursuant to this Section 6.06(b) and will use commercially reasonable efforts to (i) deliver such information in an alternative format, (ii) to deliver such information to Buyer's outside counsel and marked "outside counsel only" (in which case Buyer shall direct its outside counsel to not to disclose such information to Buyer's employees, officers or directors without the prior written consent of H&H Group), or (iii) deliver substitute information, in each case to the extent reasonably necessary to avoid violation of any such Law.
6.07     Financial Statements Cooperation. From and after the date hereof (including after the Closing Date), to the extent reasonably requested by Buyer, H&H Group and its Affiliates shall reasonably and timely cooperate with Buyer's efforts to prepare (in accordance, as applicable, with an engagement letter contemplated to be executed between Buyer and BDO USA, LLP on or about the date hereof, which shall be in substantially the same form as previously provided to H&H Group), the historical and pro forma financial statements of Newco and the Sold Subsidiaries as of and for periods prior to the Closing Date that Buyer is required to file with the United States Securities and Exchange Commission with respect to Newco, the Company and the Sold Subsidiaries after the Closing Date.  Such cooperation shall include providing reasonable audit support and documentation, reasonable access to employees of H&H Group and its Affiliates and coordination with outside parties, including but not limited to legal counsel and insurance broker;  provided, however, that, (a) the cooperation of H&H Group and its Affiliates shall be provided during regular business hours and shall not unreasonably interfere with the business or operations of H&H Group or its Affiliates and shall be at the sole cost and expense of Buyer (and any fees and expenses incurred in connection therewith shall not be Seller Transaction Expenses and shall be promptly reimbursed by Buyer, including in the event of termination of this Agreement by either Buyer or H&H Group as provided in Section 8.01) and (b) H&H Group and its Affiliates shall have no obligation to retain or engage any third party accountants or other outside advisors in connection with such cooperation and shall not otherwise be required to execute or deliver any certificates regarding such financial statements or make any representations, warranties or covenants or deliver any legal opinions or certificates in support thereof or in connection therewith, other than, to the extent necessary, customary insurance certificates and legal audit letters, and similar customary documentation. Without limiting the obligations of H&H Group and its Affiliates under this Section 6.07, Buyer hereby acknowledges and agrees that Buyer's obligation to consummate the transactions contemplated by this Agreement shall in no way be conditioned on, or subject to, the preparation or delivery of any such financial statements.
6.08     Company Transaction Expenses. H&H Group shall pay and discharge all Company Transaction Expenses, and Buyer, Newco, the Company and the Sold Subsidiaries shall have no Liability for any Company Transaction Expenses.
6.09     Real Property.  From and after the date hereof through the Closing Date, (a) H&H Group shall, and shall cause Seller, the Company and the Sold Subsidiaries to, use commercially reasonable efforts to maintain the Real Property in substantially the same or better condition as existed on the date of this Agreement, ordinary wear and tear excepted, and shall not demolish, alter or remove any of the existing improvements or erect new improvements on the Real Property or any portion thereof, without the prior written consent of Buyer and (b) H&H Group shall, and shall cause Newco, the Company and the Sold Subsidiaries to, reasonably cooperate with Buyer in seeking to obtain a title commitment from Chicago Title Insurance Company for an ALTA 2006 Form of owner's title policy showing title to each Owned Real Property, an ALTA/ACSM Land Title Survey of each Owned Real Property prepared by a surveyor duly licensed in the state where such Owned Real Property is located and a current zoning report from a nationally-recognized zoning information services provider with respect to each Owned Real Property; provided, however, that, with respect to the foregoing subsection (b) of this Section 6.09, H&H Group's, Seller's, Newco's, the Company's and the Sold Subsidiaries' obligations thereunder shall be at the sole cost and expense of Buyer (other than with respect to any action taken at Seller's election to satisfy the condition set forth in Section 2.01(h)(i)); provided, further, that other than to the extent elected by Seller in order to satisfy the condition set forth in Section 2.01(h)(i), none of none of H&H Group, Seller, the Company nor the Sold Subsidiaries shall be required in connection with the issuance of any such title insurance commitment or policy to indemnify any title insurance company or its agents, or any escrow, closing or settlement company or agent or closing attorney in any so-called owner's affidavit or ALTA statement or in connection with any representations or statements set forth therein. Without limiting the obligations of H&H Group, Seller, Newco, the Company and the Sold Subsidiaries under Section 6.09(b), and subject to the provisions of Section 2.01(h)(i), Buyer hereby acknowledges and agrees that Buyer's obligation to consummate the transactions contemplated by this Agreement shall in no way be conditioned on, or subject to, the preparation or delivery of any such title commitment, survey or zoning report.

6.10     Exclusivity.  From the date hereof until the earlier of (a) the Closing or (b) the termination of this Agreement in accordance with Article 8 (such period, the "Exclusivity Period"), H&H Group shall not, and shall cause its Affiliates to not, and shall use its best efforts to ensure that H&H Group's respective officers, directors, members, agents and affiliates do not, directly or indirectly, (i) solicit, (ii) encourage the submission of offers or proposals from any Person (including by way of providing any non-public information concerning H&H Group to any Person, or otherwise) with respect to, (iii) initiate or participate in any negotiations or discussions regarding, or (iv) enter into (or authorize) any agreement or agreement in principle with respect to, any expression of interest, offer or proposal to acquire or any acquisition of all or any material portion of the assets comprising the Businesses, whether by stock purchase, merger, consolidation, purchase of assets, tender offer or otherwise (an "Alternative Transaction") during the Exclusivity Period. During the Exclusivity Period, H&H Group shall (and H&H Group shall use its best efforts to ensure that its controlled Affiliates, officers, directors, members and agents) cease all such activities that may be taking place on the date hereof.  During the Exclusivity Period, H&H Group shall promptly (but in any event within forty-eight (48) hours) notify Buyer regarding any contact between H&H Group and a Person or any of such Person's officers, directors, agents or affiliates that makes an offer, proposal or inquiry with respect to an Alternative Transaction with H&H Group.
6.11     Covenant Not to Compete.  From the Closing Date until the fifth (5th) anniversary of the Closing Date (the "Non-Compete Period"), H&H Group shall not, and shall cause Handy & Harman Ltd., a Delaware corporation ("Parent"), and each of Parent's other consolidated Subsidiaries other than H&H Group (together with Parent and H&H Group, the "Restricted Parties") to not, directly or indirectly, in any manner (whether on his, her or its own account, or as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), anywhere in any jurisdiction where Newco, the Company or any Sold Subsidiary conducts its Businesses as of the date hereof or as of the Closing Date, engage directly or indirectly in the Businesses or any business that competes with the Businesses, or own any interest in, manage, control, provide financing to, participate in (whether as an owner, operator, manager, consultant, officer, director, employee, investor, agent, representative or otherwise), render services for or consult with any Person that is engaged in the Businesses or in any activity that competes directly or indirectly with the Businesses; provided, however, that the foregoing shall not be construed to prohibit or restrict (i) any investment by any Restricted Party in any class of equity securities of any Person engaged in the Businesses so long as such Restricted Party does not hold at any time during the Non-Compete Period more than ten percent (10%) of such class of equity securities of such Person, (ii) any investment by any Restricted Party in any class of equity securities of any Person engaged in the Businesses so long as the Businesses accounted for less than twenty percent (20%) of such Person's total revenues (based on its most recent available annual financial statements at the time of such investment), (iii) any investment through a fund or similar blind-pool investment vehicle (other than a fund or investment vehicle controlled by a Restricted Party) by any Restricted Party in any class of equity securities of any Person engaged in the Businesses so long as (x) no Restricted Party has the power to direct or cause the direction of the actions, management or policies of such entity and (y) no Restricted Party holds at any time during the Non-Compete Period fifty percent (50%) or more of such class of equity securities of such Person.

6.12     Covenant Not to Solicit.  From the Closing Date until the second (2nd) anniversary of the Closing Date, each Restricted Party shall not, directly or indirectly, in any manner (whether on its own account, as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), (a) hire or engage or recruit, solicit or otherwise attempt to employ or engage or enter into any business relationship with any executive officer or manager employed by Buyer or its Subsidiaries (including, for the avoidance of doubt, Newco, the Company and the Sold Subsidiaries), or induce or attempt to induce any Person to leave such employment, (b) in any way tortiously interfere with the relationship between Buyer or its Subsidiaries and any employee, customer, sales representative, broker, supplier, licensee or other business relation (or any prospective customer, supplier, licensee or other business relationship) of Buyer or its Subsidiaries (including by making any negative or disparaging statements or communications regarding Buyer and its Subsidiaries or any of their operations, officers, directors or investors) or (c) recommend, or provide any reference to a third party for, any employee of Newco, the Company or any of the Sold Subsidiaries; provided, however, that the foregoing shall not be construed to prohibit (x) general advertisements and solicitations (including by third-party recruiter contacts) or other broad-based hiring methods not specifically targeted to any particular employee or group of employees, unless such advertisement, solicitation or other hiring method is undertaken as a means to circumvent the restrictions contained in, or conceal a violation of, this Section 6.12, or from hiring any Person who responds to such advertisement, solicitation or other hiring method (y) soliciting for hire, hiring, recommending or providing any reference to a third party for any Person who at such time is no longer an employee of Buyer or its Subsidiaries.
6.13     Confidentiality.  H&H Group acknowledges that the success of the Businesses after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by H&H Group, that the preservation of the confidentiality of such information by Seller is an essential premise of the bargain between H&H Group and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 6.13.  Accordingly, H&H Group hereby agrees that, for a period commencing on the Closing Date and ending on the date that is two (2) years following the date of the expiration of the Confidentiality Agreement under the terms of the Confidentiality Agreement as in effect as of the date hereof, H&H Group shall not, and shall cause its Subsidiaries and Affiliates not to, and shall use its commercially reasonable efforts to cause its and their respective representatives not to, directly or indirectly, without the prior written consent of Buyer, disclose to any Person other than its Subsidiaries, or use in a manner that would result in a breach of any of H&H Group's covenants hereunder, any Confidential Information. For purposes of this Section 6.13, "Confidential Information" means any information that is treated as confidential or proprietary by Newco, the Company or any of the Sold Subsidiaries, including their respective trade secrets, customer lists and pricing information; provided, however, that "Confidential Information" shall not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof), or obtained from a source on a non-confidential basis after the Closing (other than Newco, the Company, the Sold Subsidiaries or any Business Employees). Further, the provisions of this Section 6.13 will not prohibit any retention of copies of records or disclosure (a) required by any applicable Law (other than federal and state securities Laws) so long as reasonable prior notice is given to Buyer and Newco of such disclosure and a reasonable opportunity is afforded to Buyer and Newco to contest the same, (b) required by any federal or state securities Laws, (c) or use of information delivered or made available pursuant to Sections

7.05 and 9.12 or otherwise contemplated or permitted under this Agreement (but solely to the extent such use is reasonably related to the purposes pursuant to which access to or delivery of such information is granted under any such applicable provision of this Agreement), or (d) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby or the defense of such enforcement by any other party.  It is acknowledged and agreed that H&H Group and its Subsidiaries have been involved in businesses that are similar to the Businesses and that such involvement has inevitably enhanced their knowledge and understanding of the industry in which Newco, the Company and the Sold Subsidiaries operate in a way that cannot be separated from other knowledge, and, accordingly, this Section 6.13 shall not preclude, prohibit or restrict H&H Group and its Subsidiaries from using such general knowledge and understanding of Newco's, the Company's and the Sold Subsidiaries' industry so long as H&H Group and its Subsidiaries do not disclose any Confidential Information.
6.14     Labor Relations Matters.  From the date hereof until the Closing Date, H&H Group shall, and shall cause Seller, Newco, the Company and the Sold Subsidiaries to, coordinate in advance with Buyer in connection with any communications about the transactions contemplated by this Agreement with any employees or labor unions of Newco, the Company or any of the Sold Subsidiaries and will provide Buyer the reasonable opportunity to send representatives to attend any meetings with employees or labor unions regarding the transactions contemplated by this Agreement.
6.15     Financial Resources.  From and after the Closing Date, H&H Group shall keep available sufficient financial resources to satisfy its indemnity obligations hereunder.
6.16     Termination of Inter-Company Liabilities.  Prior to the Closing H&H Group shall cause the termination of all Liabilities existing between H&H Group and its Affiliates (other than Newco, the Company and the Sold Subsidiaries), on the one hand, and Newco, the Company or any Sold Subsidiary, on the other hand, and such termination, in and of itself, will create no Liability to Buyer or any of its Affiliates from and after the Closing.
6.17     Change of Name of Arlon India.  As promptly as reasonably practicable following the Closing Date, H&H Group shall take such actions as are necessary to change the name of Arlon India to a name that does not include the word "Arlon" or any confusingly similar name or derivative thereof.
ARTICLE 7

COVENANTS OF BUYER
7.01     Notification.  From the date hereof until the Closing Date, Buyer shall disclose to H&H Group in writing (a) any variances or inaccuracies from the representations and warranties contained in Article 5 hereof, and (b) and any breach of the covenants in this Agreement made by Buyer; provided, however, that such disclosures in subsections (a) and (b) of this Section 7.01 shall not be deemed to cure any misrepresentation or breach that might have existed hereunder by reason of such variance, inaccuracy or breach, including for  purposes of the conditions to the Closing set forth in Section 2.02(a) or H&H Group's ability to terminate this

Agreement pursuant to Section 8.01(c), and H&H Group's and Seller's right to make a claim (whether for indemnification or otherwise) against Buyer for any such variance, inaccuracy or breach shall in no way be restricted or limited by any such disclosure.
7.02     Regulatory Filings.
(a)            Buyer shall, within six (6) Business Days after the date hereof, make or cause to be made all filings and submissions under the HSR Act, any other applicable foreign competition or antitrust Laws and other Laws applicable to Buyer and its Affiliates for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, H&H Group shall have the right to review in advance, and to the extent practicable shall have the right to consult with Buyer on, all the information that appears in any such filings (and Buyer shall consider in good faith the views of H&H Group in connection therewith).  In exercising the foregoing right, H&H Group shall act reasonably and as promptly as practicable.  Buyer shall coordinate and cooperate with H&H Group in exchanging such information and providing such assistance as H&H Group may reasonably request in connection with the foregoing.
(b)            In the event of any requests for information made by any Governmental Body, including requests for production of documents and production of witnesses for interviews or depositions, Buyer shall use reasonable best efforts to limit the scope of such requests and otherwise respond to and seek to resolve any such requests.  Without limiting the foregoing, Buyer shall certify substantial compliance with any and all such additional requests (such certification, the "Buyer Certification") within one hundred fifteen (115) calendar days following the date of this Agreement (such date, the "Buyer Certification Date"), unless both Buyer and H&H Group agree in writing and subject to Section 8.01(d).  In addition, Buyer shall cooperate in good faith with the Governmental Bodies in carrying out its obligations under this Section 7.02; provided, however, that in no event shall Buyer be obligated to sell, transfer or otherwise divest any of its or any of its Subsidiaries' assets, properties or businesses (including assets, properties or businesses which were assets, properties or businesses of H&H Group, Seller, the Company, Newco or any Sold Subsidiary prior to the Closing) or enter into any agreements providing for any such sale, transfer or other divestiture or restricting or limiting in any way or to any extent Newco, the Company or the Sold Subsidiaries from engaging in any business anywhere in the world.  Buyer shall be responsible for all filing fees under the HSR Act, under any other applicable foreign competition or antitrust Laws and under any such other Laws applicable to Buyer.
(c)            Buyer shall keep H&H Group apprised of the status of all filings and submissions referred to in Section 7.02(a) above, including promptly furnishing H&H Group with copies of notices or other communications received by Buyer in connection therewith and, subject to applicable Law, permitting H&H Group to review in advance any proposed oral or written communication by Buyer or its Affiliates in connection therewith (and considering in good faith the views of H&H Group in connection therewith). Buyer shall not permit any of its Affiliates, officers, employees or other representatives or agents to participate in any meeting or telephonic conference with any Governmental Body in respect of such filings and submissions unless it consults with H&H Group in advance and, to the extent permitted by such Governmental Body, gives H&H Group the opportunity to attend and participate thereat.
(d)            Subject to the proviso in the second sentence of Section 7.02(b), in the event that any Governmental Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Action, investigation or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms hereof unlawful, or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, Buyer shall use reasonable best efforts to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or Threatened Governmental Order so as to permit such consummation on a schedule as close as reasonably practicable to that contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, nothing in this Section 7.02(d) shall be construed to require Buyer to contest any lawsuit, court action or other court proceeding instituted by any Governmental Body, or institute any lawsuit, court action or other court proceeding against any Governmental Body, in either case to the extent Buyer has determined in good faith that the costs, expenses and other obligations associated with any such lawsuit, court action or court proceeding, when considered in the context of the likelihood of such lawsuit, court action or court proceeding being successfully concluded on or prior to the Outside Date (including as the same may be extended pursuant to Section 8.01(d)), imposes an unreasonable burden on Buyer.
7.03     Conditions. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement or the Closing Date, Buyer shall use commercially reasonable efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under any applicable Law or otherwise, and cause its Affiliates representatives to, cooperate fully to that end, so as to, as promptly as practicable, consummate the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, Buyer shall (A) use commercially reasonable efforts to cause (to the extent reasonably in Buyer's control) the conditions set forth in Section 2.02(a), (b), (d), (g), (h) and (i) hereof to be satisfied and to consummate the transactions contemplated herein as soon as reasonably practicable after the satisfaction of the conditions set forth in Section 2.02 (other than those to be satisfied by actions taken at the Closing), (B) cooperate reasonably with H&H Group, Seller, the Company, Newco and the Sold Subsidiaries in their effort to obtain all consents, waivers, confirmations, novations and approvals of third parties that H&H Group, Seller, the Company, Newco or any Sold Subsidiary is required to obtain under any Contract to which any of the foregoing is bound in order to consummate the transactions contemplated hereby and, once the same are obtained, cooperate reasonably with H&H Group, Seller, the Company, Newco and the Sold Subsidiaries in maintaining in full force and effect such consents, waivers, confirmations, novations and approvals, as applicable, and (C) use reasonable best efforts to obtain, prior to the Closing, Buyer's Title Policy; provided, however, in no event shall Buyer's obligations under this clause (C) obligate Buyer to indemnify any title insurance company or its agents, or any escrow, closing or settlement company or agent or closing attorney in any so-called owner's affidavit or ALTA statement or in connection with any representations or statements set forth therein.  The parties hereto acknowledge and agree that nothing contained in this Section 7.03 shall limit, expand or otherwise modify in any way any efforts standard(s) expressly applicable to any of Buyer's obligations under this Agreement.

7.04     Contact with Business Relations. Prior to the Closing, Buyer and its representatives shall contact and communicate with the employees, customers, suppliers and other material business relations of H&H Group, Seller, Company, Newco and the Sold Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of H&H Group (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall not prohibit Buyer and its representatives from contacting the customers, suppliers and other material business relations of H&H Group, Seller, Company, Newco and the Sold Subsidiaries in the ordinary course of Buyer's business and not related to H&H Group, Seller, the Company, Newco, the Sold Subsidiaries or the transactions contemplated by this Agreement.
7.05     Access. From and after the Closing, Buyer shall cause Newco, the Company and the Sold Subsidiaries to provide H&H Group and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours upon reasonable notice and in a manner so as not to interfere unreasonably with the normal business operations of Buyer, Newco, the Company and the Sold Subsidiaries to the personnel, books and records of Newco, the Company and the Sold Subsidiaries with respect to periods or occurrences prior to the Closing Date in connection with (a) the preparation of Tax Returns, or (b) compliance, financial reporting (including financial audits of historical information) and accounting matters and (c) any indemnity claim pursuant to the indemnification provisions hereunder; provided, that nothing in this Section 7.05 shall obligate Buyer to disclose any information if the disclosure of such information would (i) reasonably be expected to cause such information to lose the protections of attorney-client privilege arising after the Closing or (ii) violate any confidentiality obligations arising prior to the Closing between Buyer, Newco, the Company or any Sold Subsidiary and an unaffiliated third party (provided, that Buyer shall, without being required to pay any out-of-pocket costs or expenses other than those dictated by the applicable agreement pursuant to which such confidentiality obligations arise, use its reasonable efforts to obtain waivers and consents necessary or appropriate to provide such information as is reasonably requested by Seller). Without limiting the foregoing, within ten (10) Business Days after the Closing, Buyer shall provide H&H Group with a final, year-to-date trial balance for Newco, the Company and the Sold Subsidiaries through the Closing Date, which trial balance shall be prepared on a basis consistent with the Financial Statements and the Company's historical practices.  Unless otherwise consented to in writing by H&H Group, Buyer shall not, and shall not permit the Company, Newco or any of its Subsidiaries to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any books and records of the Company, Newco or its Subsidiaries, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior notice to H&H Group and offering to surrender to H&H Group such books and records or such portions thereof. The provisions of this Section 7.05 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Buyer, Newco, the Company and their Subsidiaries and Affiliates, as the case may be.
7.06     Director and Officer Liability and Indemnification.
(a)            For a period of six (6) years after the Closing, Buyer shall not, and shall ensure that Newco, the Company and the Sold Subsidiaries do not, amend, repeal or modify any provision in Newco's, the Company's or the Sold Subsidiaries' certificate of incorporation or bylaws relating to the exculpation, indemnification or advancement of expenses of any officers and directors in any way that diminishes or adversely affects the exculpation, indemnification or advancement of expenses provided therein as it applies to any Persons serving in such capacity prior to the Closing Date (unless required by law), it being the intent of the parties that the officers and directors of Newco, the Company and the Sold Subsidiaries who were officers and directors prior to the Closing (each, a "D&O Indemnified Person") shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent provided for under Newco's, the Company's and the Sold Subsidiaries' certificate of incorporation, bylaws or other applicable organizational documents as of immediately prior to the Closing.
(b)            In addition to the other rights provided for in this Section 7.06 and not in limitation thereof, from and after the Closing, Buyer shall, and shall cause Newco, the Company and the Sold Subsidiaries (each, a "D&O Indemnifying Party") to, to the fullest extent permitted under the certificate of incorporation, bylaws or other applicable organizational documents, (i) indemnify and hold harmless (and release from any liability to Buyer, Newco, the Company or the Sold Subsidiaries) the D&O Indemnified Persons against all D&O Expenses (as defined below), losses, claims, damages, judgments or amounts paid in settlement (collectively, "D&O Costs") in respect of any Threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, based on or arising out or relating to the fact that such Person is or was a director or officer of Newco, the Company or the Sold Subsidiaries and arising out of acts or omissions occurring on or prior to the Closing (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated thereby) (a "D&O Indemnifiable Claim") and (ii) advance to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying Party has assumed the defense of such claim) promptly after receipt of reasonably detailed statements therefor; provided, however, that the D&O Indemnified Person to whom D&O Expenses are to be advanced provides an undertaking to repay such advances if it is ultimately determined that such D&O Indemnified Person is not entitled to indemnification. Any D&O Indemnifiable Claims shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully satisfied. For the purposes of this Section 7.06(b), "D&O Expenses" means attorneys' fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any D&O Indemnifiable Claim, in each case solely to the extent such amounts would be subject to indemnification, reimbursement or advancement under the certificate of incorporation, bylaws or other applicable organizational documents, but shall exclude losses, claims, damages, judgments or amounts paid in settlement (which items are, for the avoidance of doubt, included in the definition of D&O Costs).
(c)            In the event Buyer, Newco, the Company or the Sold Subsidiaries, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case proper provision shall be made so that the successors and assigns of Buyer, Newco, the Company or the Sold Subsidiaries, as the case may be, shall assume the obligations set forth in this Section 7.06. The provisions of this Section 7.06 shall survive the consummation of the transactions contemplated by this Agreement, shall be binding on all successors and assigns of Buyer, Newco, the Company and their Subsidiaries and Affiliates, as the case may be, and are expressly intended to benefit each of the D&O Indemnified Persons.
7.07     Employment and Benefit Arrangements.
(a)            Buyer shall use commercially reasonable efforts to provide that all employees of Newco, the Company and the Sold Subsidiaries shall receive service credit for purposes of eligibility, vesting and benefit accruals (solely, in the case of benefit accruals for purposes of determining vacation and severance) with respect to all periods of service with Seller, the Company, Newco, the Sold Subsidiaries or any of their predecessors prior to the Closing Date for all purposes under any comparable employee benefit or compensation plans, contracts, programs, policies arrangements and agreements established or maintained by Buyer and its Affiliates (including, after the Closing, Newco, the Company and the Sold Subsidiaries) (the "Buyer Benefit Plans"); provided, however, that no such service recognition shall result in any duplication of benefits.
(b)            Buyer shall take all necessary actions (i) to waive or cause to be waived any waiting periods, pre-existing conditions or actively-at-work requirements for employees (and, where applicable, the dependents and beneficiaries of the employees) of Newco, the Company and the Sold Subsidiaries under all Buyer Benefit Plans that are self-insured medical plans and (ii) to give or grant such employees (and, where applicable, the dependents and beneficiaries of the employees) credit under all Buyer Benefit Plans that are self-insured medical plans (for purposes of annual deductibles, co-payments and out-of-pocket limits for any covered claims incurred or payments made that have been paid or incurred by the employees or their dependents made prior to the Closing Date during the plan year in which the Closing Date occurs, in each case, to the extent all information reasonably necessary to implement such actions has been received from H&H Group.
(c)            Upon reasonable request, H&H Group shall provide to Buyer, and Buyer shall provide to H&H Group, such documents, data and information as may reasonably be necessary to implement the provisions of this Section 7.07 and to administer their respective benefit plans.
(d)            Effective as of the Closing, Newco, the Company and each of the Sold Subsidiaries shall withdraw from participation in all Benefit Plans other than Transferred Company Benefit Plans, and, except as provided in this Section 7.07, Buyer and its Affiliates (including Newco, the Company and the Sold Subsidiaries), shall become responsible for any Transferred Company Benefit Plans. From and after the Closing, Buyer and its Affiliates (including Newco, the Company and the Sold Subsidiaries) shall have no Liability relating to any Benefit Plans or other employee benefit plans other than the Transferred Company Benefit Plans, and H&H Group and its Affiliates shall indemnify and hold harmless Buyer and its Affiliates with respect to any and all such Liabilities.

(e)            As of the Closing Date, Seller shall cause each individual employed in the United States by any Sold Subsidiary or United States expatriate employed outside of the United States by any Sold Subsidiary (each, a "Subject Employee") to be fully vested in his or her account balance in, and accrued benefit under, the Bairnco Corporation 401(k) Plan & Trust ("Seller's 401(k) Plan"). Each Subject Employee shall be entitled to distribution of his or her account balance or accrued benefit as authorized by, and subject to the limitations of, Seller's 401(k) Plan and applicable Law. Buyer and Seller shall reasonably cooperate to facilitate the direct rollover of distributions due Buyer New Employees from Seller's 401(k) Plan, where elected by a Buyer New Employee within ninety (90) days of the Closing Date, in the form of cash or the distributee's promissory note, and Seller shall take, or cause to be taken, any action reasonably required to avoid any default of a Buyer New Employee's loan from Seller's 401(k) Plan pending completion of such direct rollover
(f)            Nothing in Section 7.07, expressed or implied, shall (i) confer upon any of the employees of H&H Group, Seller, Buyer, the Company, Newco or any of their respective Affiliates or representatives, any rights or remedies, including any right to benefits or employment, or continued benefits or employment, for any specified period, of any nature or kind whatsoever by reason of this Agreement, (ii) be construed to establish, amend or modify any benefit plan, program or contract or (iii) prohibit Buyer from, or any in any manner limit Buyer's right to, terminate the employment of any specific employee, terminate or  modify any employee benefit plan or dispose of all or any portion of the Businesses.
7.08     Other Employee Matters.
(a)            Buyer shall indemnify the Seller Indemnitees (as defined below) from and against any Losses (as defined below) that may be incurred by them (i) under the Worker Adjustment and Retraining Notification Act of 1988 (or any similar state or local Law with respect to plant closing, layoff or relocation) arising at or after the Closing as a result of any action or omission of Newco, the Company or the Sold Subsidiaries occurring at or after the Closing or (ii) with respect to any obligation to provide notice, payment or any other benefit as a result of or arising out of any termination of employment of any employee of Newco, the Company or the Sold Subsidiaries at or after the Closing.
(b)            Effective as of and following the Closing Date, Buyer shall cause Newco, the Company and the Sold Subsidiaries, as applicable, to continue to honor all of their respective obligations and liabilities under the Collective Bargaining Agreements identified on Schedule 4.10.
7.09     Signing Date Representations Letter.  Promptly, but in any event within two (2) Business Days following the date of this Agreement, Buyer shall deliver to H&H Group an executed copy of the Signing Date Representations Letter deliverable to the insurance carrier underwriting the R&W Policy (the "Signing Date Representations Letter").
7.10     Canadian Plans.  With respect to the '548 Plan, Buyer hereby agrees that neither it nor any of its Subsidiaries will amend, supplement or withdraw any of the paperwork submitted to the Canadian Revenue Agency and Financial Services Commission or otherwise take any action that would reasonably be expected to impede the transfer of the '548 Plan from the Company to Atlantic.  With respect to the '160 Plan, Buyer hereby agrees that neither it nor any of its Subsidiaries will amend, supplement or withdraw any of the paperwork submitted to the Canadian Revenue Agency and Financial Services Commission or otherwise take any action that would reasonably be expected to impede the wind-down of the '160 Plan. Without limiting the foregoing, from and after the Closing neither Buyer nor any of its Affiliates shall contact or otherwise communicate with the Canadian Revenue Agency and Financial Services Commission with respect to the '160 Plan or the '548 Plan without the consent of H&H Group (such consent not to be unreasonably withheld, conditioned or delayed), or otherwise take any action with respect to the '160 Plan or the '548 Plan.
ARTICLE 8

TERMINATION
8.01     Termination. This Agreement may be terminated at any time prior to the Closing:
(a)            by the mutual written consent of Buyer and H&H Group;
(b)            by Buyer, if Buyer is not then in breach of this Agreement so as to cause the condition to the Closing set forth in Section 2.02(b) from being satisfied as of the Closing Date and if there has been one or more material violations or breaches by H&H Group or Seller of any covenant, representation or warranty contained in this Agreement which has prevented or would reasonably be expected to prevent the satisfaction of any condition to the obligations of Buyer at the Closing; provided, that, notwithstanding the foregoing provision of this Section 8.01(b), in the event all such violations and breaches are curable by H&H Group or Seller, then upon notice by H&H Group to Buyer, delivered not later than two (2) Business Days after delivery to H&H Group of a written notice from Buyer of such violation(s) or breach(es), that it intends to cure all such violations and breaches, then Buyer shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b) unless all such violations and breaches have not been cured by the Outside Date;
(c)            by H&H Group, if H&H Group and Seller are not then in breach of this Agreement so as to cause the condition to the Closing set forth in Section 2.01(b) from being satisfied as of the Closing Date and if there has been one or more material violations or breaches by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented or would reasonably be expected to prevent the satisfaction of any condition to the obligations of H&H Group and Seller at the Closing; provided, that, notwithstanding the foregoing provision of this Section 8.01(c), in the event all such violations and breaches are curable by Buyer, then upon notice by Buyer, delivered not later than two (2) Business Days after delivery to Buyer of a written notice from H&H Group of such violation(s) or breach(es), that it intends to cure all such violations and breaches, then Seller shall not be permitted to terminate this Agreement pursuant to this Section 8.01(c) unless all such violations and breaches have not been cured by the Outside Date; or
(d)            by either H&H Group or Buyer, upon written notice to the other, if the transactions contemplated hereby have not been consummated on or prior to May 18,

2015 (the "Outside Date"); provided, however, that if on the Outside Date all conditions set forth in Sections 2.01 and 2.02 (other than those set forth in Sections 2.01(e) and 2.02(e) and those that are to be satisfied by actions to be taken at the Closing) are satisfied or waived, except that if either Buyer has failed to timely comply with its obligations under the second sentence of Section 7.02(b) or H&H Group has failed to timely comply with its obligations under the second sentence of Section 6.03(b), then any party that has failed to so timely comply shall have no right to terminate this Agreement pursuant to this Section 8.01(d) until the earlier of (i) the date that is thirty-five (35) calendar days after the date on which such party has complied with such applicable obligation or (ii) the date that is seven (7) months following the date of this Agreement; provided, further, however, that neither H&H Group nor Buyer shall be entitled to terminate this Agreement pursuant to this Section 8.01(d) if such party's (or, in the case of H&H Group, Seller's) breach of this Agreement has prevented the consummation of the transactions contemplated hereby.
8.02     Effect of Termination. In the event of termination of this Agreement by either Buyer or H&H Group as provided above, the provisions of this Agreement shall immediately become void and of no further force or effect, and there shall be no Liability on the part of any of Buyer, H&H Group or Seller to one another; provided, however, that (i) no such termination shall relieve any party hereto of any liability for damages to any other party hereto resulting from any willful breach of any covenant set forth in this Agreement and (ii) the last sentence of Section 6.02, this Section 8.02 and Article 11 hereof shall survive the termination of this Agreement in accordance with their terms and the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term shall automatically be amended to be extended for an additional two (2) year period commencing on the date on which the Confidentiality Agreement would have otherwise terminated in accordance with its terms as the Confidentiality Agreement is in effect as of the date hereof).
ARTICLE 9

ADDITIONAL COVENANTS AND AGREEMENTS
9.01     Survival.  Notwithstanding any statute of limitations, the representations and warranties contained in this Agreement (other than the Fundamental Representations) shall survive the Closing until the date that is eighteen (18) months following the Closing Date (the "General Expiration Date") and shall then expire and be of no force or effect, and the Fundamental Representations and the indemnity contained in Section 9.12(l) shall survive the Closing until the date that is sixty (60) days following the expiration of the applicable statute of limitations and shall then expire and be of no force or effect.  All covenants and agreements contained in this Agreement that require or contemplate performance (i) prior to the Closing Date shall survive until the General Expiration Date and (ii) at or after the Closing shall survive for a period of sixty (60) days following the last date on which the performance of such covenant or agreement is required to be made, and shall then expire and be of no force or effect; provided, however, that the indemnification obligations under Section 9.02(a)(vi) shall survive in perpetuity except as set forth on Schedule 9.02(a). It is the intention of the parties that the survival periods and expiration dates set forth in this Section 9.01 supersede any statute of limitations applicable to such representations, warranties, covenants or agreements or any claims with respect thereto.
9.02     Indemnification of Buyer.
(a)            From and after the Closing (but subject to the provisions of this Article 9), Buyer and its Affiliates, officers, directors, employees and agents (the "Buyer Indemnitees") shall be indemnified by H&H Group in respect of any loss, Liability, damage, deficiency, demand, judgment, interest, fine, Tax, penalty, assessment, Action, award, cost or expense (including reasonable out-of-pocket costs of investigation and defense and attorneys' and other professionals' fees) (hereinafter individually a "Loss" and collectively "Losses") suffered or incurred by the Buyer Indemnitees to the extent such Loss results from, is caused by or arises out of (i) a breach of any representation or warranty of Seller or H&H Group contained in Article 3 or 4 of this Agreement and any certificate delivered hereunder by or on behalf of Seller, H&H Group, Newco, the Company or any of the Sold Subsidiaries other than a Fundamental Representation, (ii) a breach of any Fundamental Representation of Seller or H&H Group contained in Article 3 or 4 of this Agreement, (iii) a breach of or non-compliance with any covenant or agreement by Seller or H&H Group contained in this Agreement, (iv) (A) any Liabilities with respect to the Excluded Subsidiaries and the Old Company and (B) any Liabilities with respect to Seller, other than to the extent resulting from, caused by or arising out of Seller's ownership or operation of, or otherwise attributable to, Newco, the Company or any of the Sold Subsidiaries, (v) any Liability of Newco, the Company or the Sold Subsidiaries related to the Omega Chemical Corporation Superfund Site (the "Omega Superfund Site") in Whittier, California, EPA ID#: CAD042245001 ("Omega Site Liability") and (vi) any matter set forth on Schedule 9.02(a).
(b)            Notwithstanding anything to the contrary set forth in this Agreement:
(i)            Even if a Buyer Indemnitee would otherwise be entitled to indemnification for a Loss pursuant to this Agreement, the Buyer Indemnitees shall not be entitled to indemnification for a Loss pursuant to Section 9.02(a)(i) unless a claim or series of related claims individually involves such Losses in excess of $25,000;
(ii)            No Buyer Indemnitee shall be entitled to any indemnification for any Losses pursuant to Section 9.02(a)(i) except to the extent the aggregate amount of all such Losses exceeds on a cumulative basis an amount equal to three-quarters of one percent (0.75%) of the Purchase Price (such amount, the "Deductible"), and then only to the extent such Losses exceed the Deductible;
(iii)            No Buyer Indemnitee shall be entitled to any indemnification for any Losses pursuant to Sections 9.02(a)(i) or 9.02(a)(ii) to the extent the aggregate amount of all such Losses paid or payable to the Buyer Indemnitees by or on behalf of H&H Group exceeds on a cumulative basis an amount equal to three-quarters of one percent (0.75%) of the Purchase Price (the

"General Cap"); provided, however, that, notwithstanding the foregoing provision of this Section 9.02(b)(iii),
(A)            with respect to Losses pursuant to Section 9.02(a)(i) to the extent arising out of (1) Sections 4.15(c) or 4.15(d) (Compliance with Laws) or Section 4.16 (Environmental Matters), (2) any of the exclusions under the R&W Policy that are listed on Schedule 9.02(b)(iii) (the "Specified Exclusions") or (3) those matters (if any) identified on the Closing Date Representations Letter that were not identified on the Signing Date Representations Letter (the "Interim Period Matters"), the Buyer Indemnitees shall be entitled to indemnification to the extent the aggregate amount of all such Losses does not exceed on a cumulative basis, together with all other Losses pursuant to which the Buyer Indemnitees are entitled to indemnification under Section 9.02(a) and Section 9.12(l), an amount equal to ten percent (10%) of the Purchase Price;
(B)            with respect to Losses pursuant to Section 9.02(a)(ii) and attributable to one or more of the Specified Exclusions or the Interim Period Matters (such Losses collectively, the "Carved-Out Fundamental Losses"), the Buyer Indemnitees shall be entitled to indemnification to the extent the aggregate amount of all such Losses does not exceed on a cumulative basis, together with all other Losses pursuant to which the Buyer Indemnitees are entitled to indemnification under Section 9.02(a) and Section 9.12(l), an amount equal to the Purchase Price; and
(C)            with respect to Losses pursuant to Section 9.02(a)(ii) other than the Carved-Out Fundamental Losses, the Buyer Indemnitees shall be entitled to indemnification in excess of the General Cap only to the extent the aggregate amount of all such Losses exceeds an amount equal to the difference of (x) $20,000,000 minus (y) the aggregate amount of all amounts paid to Buyer under the R&W Policy as of the date on which such Losses are paid (such amount, the "Fundamental Representation Floor"), in which case the Buyer Indemnitees shall thereafter be entitled to indemnification for such Losses in excess of the Fundamental Representation Floor, but only to extent the aggregate amount of all such Losses does not exceed on a cumulative basis, together with all other Losses pursuant to which the Buyer Indemnitees are entitled to indemnification under Section 9.02(a) and Section 9.12(l), an amount equal to the Purchase Price;
provided, further, however, that, for the avoidance of doubt, no Buyer Indemnitee shall be entitled to any indemnification for any Losses pursuant to Section 9.02(a)

and Section 9.12(l) to the extent the aggregate amount of all such Losses exceeds on a cumulative basis an amount equal to the Purchase Price;
(iv)            Except to the extent attributable to a breach of the representations and warranties contained in Section 4.09(e), no Buyer Indemnitee shall be entitled to any indemnification pursuant to Section 9.02(a) or Section 9.12(l) for Losses consisting of or relating to Taxes with respect to any taxable period (or portion thereof) beginning after the Closing Date; and
(v)            All payments under this Section 9.02 shall be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article 1.
(c)            The Buyer Indemnitees shall not be entitled to indemnification with respect to any conditions of contamination, including any Release or the presence of Hazardous Substances, identified through any environmental sampling, investigation or assessment conducted by or on behalf of Buyer which is not: (i) affirmatively required by Environmental Laws or a Governmental Body, (ii) precipitated by Buyer's reasonable determination, as communicated to H&H Group in writing, that an environmental condition exists which would present an imminent risk of harm to human health or materially impair the use of the facility consistent with the property's use as of the Closing (provided, however, that failure to deliver such written communication shall not affect the indemnification provided hereunder except to the extent Seller shall have been actually prejudiced as a result of such failure), (iii) required in connection with any lease arrangement in existence as of the Closing and affecting any property leased by Newco or the Sold Subsidiaries as of the Closing or (iv) in response to an unsolicited Third-Party Claim.  Sampling activities conducted in accordance with any of (i)-(iv) of the foregoing sentence shall constitute "Acceptable Sampling Activities".  Any Release or presence of Hazardous Substances identified pursuant to Acceptable Sampling Activities shall constitute an "Identified Environmental Condition".
(d)            The Buyer Indemnitees shall not be entitled to indemnification with respect to any environmental investigatory, corrective, remedial or response action, including such actions related to Identified Environmental Conditions (collectively, "Response Actions") except to the extent such Response Action (x) is attributable to a breach of the representations and warranties set forth in Section 4.16 and is (y) (i) affirmatively required by Environmental Laws or a Governmental Body, (ii) reasonably necessary to resolve or address an unsolicited Third-Party Claim asserting liability or potential liability arising out of any Release or the presence of Hazardous Substances in connection with acts, events or circumstances existing or occurring prior to the Closing, (iii) reasonably necessary to address conditions the presence of which would reasonably be expected to present an imminent risk of harm to human health or materially impair the property's use in a manner consistent with its use as of the Closing. Any Response Action undertaken by Buyer at a property owned, operated or occupied by the Company, Newco or any Sold Subsidiary shall assume the continued use of a subject property in a manner consistent with its use as of the Closing.  Buyer shall utilize the most cost-effective and commercially reasonable remedial approach permitted by applicable Environmental Laws, including the use of risk-based remedial standards and engineering and institutional controls (including deed restrictions or notices and land use restrictions), except to the extent that the use of such risk-based remedial standards or engineering or institutional controls would unreasonably interfere with continued use of the property in a manner that is consistent with the property's use as of the Closing or, in the case of a property owned by a third party, is not agreed to by such third party.
(e)            The parties hereby acknowledge that the Company or the Sold Subsidiaries have been identified by the U.S. Environmental Protection Agency as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 to 9675 ("CERCLA") for releases and threatened releases of hazardous substances at and from the Omega Superfund Site. As provided in Section 9.02 (a)(iv), any Omega Site Liability shall constitute a Loss subject to the indemnification procedures and limitations set forth in this Article 9; provided, however, as follows:
(i)            H&H Group shall retain control and responsibility for all aspects of actual or potential Omega Site Liability and all matters related to the Omega Superfund Site as related to Seller, the Company or the Sold Subsidiaries and that Buyer shall refrain from any action regarding actual or potential Omega Site Liability or the Omega Superfund Site except as expressly provided herein; provided, that H&H Group shall direct its outside counsel retained in respect of the Omega Site Liability (such counsel, "H&H Group's Omega Counsel") to provide to a representative of Buyer (which representative shall be designated in writing by Buyer to H&H Group and may be changed upon five (5) Business Days' written notice by Buyer to H&H Group) copies of all correspondence delivered to H&H Group by H&H Group's Omega Counsel (such correspondence, the "Omega Correspondence"); provided, however, that, with respect to the Omega Correspondence, Buyer shall comply with the terms and conditions set forth on Schedule 9.02(e). Seller shall have the unqualified right, in its sole discretion, to:
(A)            Contest, defend, settle, compromise, enter into agreements, or otherwise address any actual or potential Omega Site Liability; provided, that H&H Group may not, without the consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), enter into any such settlement that involves more than monetary relief and which affects the operation of the Businesses;
(B)            Participate in any way in any group of potentially responsible parties to address in any way actual or potential Omega Site Liability or the Omega Superfund Site;
(C)            Commence, respond to, or participate in any way in any legal proceeding, including civil or criminal litigation in local, state, or federal courts, administrative proceedings, or other proceedings, related to actual or potential Omega Site Liability or the Omega Superfund Site;

(D)            Communicate with third parties, including any Governmental Body or potentially responsible parties, regarding actual or potential Omega Site Liability or the Omega Superfund Site;
(E)            Investigate, assess, remediate, cleanup, or otherwise address or respond to any issue related to the Omega Superfund Site; and
(F)            Take any other actions related to actual or potential Omega Site Liability or the Omega Superfund Site.
(f)            Buyer shall promptly notify H&H Group of any and all claims, demands, notices, or other communications from any Governmental Body regarding actual or potential Omega Site Liability or the Omega Superfund Site following receipt thereof and shall provide H&H Group with any and all documentation or other information or materials received by Buyer related to such claims, demands, notices or other communications as promptly as reasonably practicable.
9.03     Indemnification of H&H Group and Seller. From and after the Closing (but subject to the provisions of this Article 9), Buyer shall indemnify H&H Group, Seller and their respective Affiliates, officers, directors, employees and agents (the "Seller Indemnitees") against and hold them harmless from any Losses suffered or incurred by Seller Indemnitees to the extent arising from or relating to (i) a breach of any representation or warranty of Buyer contained in this Agreement, (ii) a breach of any covenant or agreement by Buyer contained in this Agreement requiring performance by Buyer prior to the Closing or by Buyer, Newco, the Company or the Sold Subsidiaries after the Closing, and (iii) Newco, the Company or the Sold Subsidiaries at or after the Closing or actions taken by Buyer, Newco, the Company or the Sold Subsidiaries at or after the Closing. All payments under this Section 9.03 shall be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article 1.
9.04    Expiration of Claims. The ability of any Person to receive indemnification under Section 9.02 or 9.03 shall terminate on the applicable survival termination date (as set forth in Section 9.01), unless such Person shall have incurred a Loss prior to such survival termination date and made a claim for indemnification pursuant to Section 9.02 or 9.03, as applicable, prior to such survival termination date. If a Person has made a claim for indemnification pursuant to Section 9.02 or 9.03 prior to such survival termination date, then such claim for such Loss incurred (and only such claim for such Loss incurred), if then unresolved, shall not be extinguished by the passage of the deadlines set forth in Section 9.01.
9.05     Choice of Claims. The parties hereto agree that to the extent any matter which forms the basis for a claim of indemnification under this Agreement may constitute both a breach of a representation or warranty hereunder and a breach of a covenant set forth in Article 6, the party seeking indemnification shall be required to assert such matter as a breach of a representation and warranty and may not assert such matter as a breach of a covenant.
9.06     Procedures Relating to Indemnification.
(a)            In order for a party to be entitled to seek any indemnification provided for under this Agreement (such party, the "Claiming Party") in respect of a claim or demand made against the Claiming Party by any Person who is not a party to this Agreement or an Affiliate thereof (a "Third-Party Claim"), such Claiming Party must notify the party to this Agreement that is or may be required to provide indemnification hereunder (the "Defending Party") in writing, and in reasonable detail, of the Third-Party Claim as promptly as reasonably practicable but in any event within fifteen (15) calendar days after receipt by such Claiming Party of notice of the Third-Party Claim; provided, however, that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Defending Party shall have been actually prejudiced as a result of such failure. Thereafter, the Claiming Party shall keep the Defending Party reasonably apprised as to the status of such Third-Party Claim and shall provide to the Defending Party, within fifteen (15) calendar days after the Claiming Party's receipt thereof, copies of all material notices and documents (including court papers) received by the Claiming Party relating to the Third-Party Claim; provided, however, that failure to delivery such copies on a timely basis shall not affect the indemnification provided hereunder except to the extent the Defending Party shall have been actually prejudiced as a result of such failure.
(b)            If a Third-Party Claim is made against a Claiming Party, the Defending Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof (subject to a reservation of rights) with counsel selected by the Defending Party and reasonably satisfactory to the Claiming Party (the Parties acknowledging that K&L Gates LLP is acceptable); provided, that no Defending Party shall have the right to assume the defense of a Third-Party Claim unless (i) the Defending Party notifies the Indemnified Party in writing within fifteen (15) calendar days after the Claiming Party has given notice of the Third-Party Claim that the Defending Party will assume defense of the Third-Party Claim and will indemnify the Claiming Party, in accordance with the provisions of this Article 9, from and against the Losses the Claiming Party may suffer with respect to the Third-Party Claim, (ii) the Third-Party Claim does not seek an injunction or other equitable relief as its principal remedy, (iii) the Third-Party Claim does not involve a criminal matter and (iv) the Defending Party conducts the defense of the Third-Party Claim actively and diligently. Should a Defending Party so elect to assume the defense of a Third-Party Claim, the Defending Party shall not be liable to the Claiming Party for legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof. The Defending Party shall be liable for the fees and expenses of counsel employed by the Claiming Party for any period during which the Defending Party has not assumed the defense thereof. If the Defending Party assumes such defense in accordance with this Section 9.06(b), (A) the Claiming Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Defending Party, it being understood, however, that the Defending Party shall control such defense and (B) no compromise or settlement of such Third-Party Claim may be effected by the Defending Party without the Claiming Party's consent (not to be unreasonably withheld, conditioned or delayed). The Defending Party and the Claiming Party shall provide, and shall cause their controlled Affiliates to provide, as applicable, the other and its counsel with reasonable access, upon reasonable prior written notice and during normal business hours, in a manner so as to not unreasonably interfere in any material respect with their normal business operations, to their respective records and personnel and shall otherwise reasonably cooperate in the defense or settlement thereof.

(c)            If the Defending Party does not assume the defense of a Third-Party Claim in accordance with Section 9.06(b), or if the Defending Party does not actively and diligently conduct the defense of the Third-Party Claim, the Claiming Party may conduct the defense of the Third-Party Claim at the expense of the Defending Party (not to be unreasonably withheld, conditioned or delayed). The Claiming Party shall not effect any settlement or compromise any such Third-Party Claim without the prior written consent of the Defending Party (which consent shall not be unreasonably withheld, conditioned or delayed).
9.07     Mitigation.  Solely to the extent required by Law, each Person entitled to indemnification hereunder shall mitigate all Losses after becoming aware of any event which would reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.  In the event that a Defending Party makes any payment to a Claiming Party for indemnification for which the Claiming Party could have collected on a claim against a third party (including under any Contract and any insurance claims), the Defending Party shall be entitled to pursue claims and conduct litigation on behalf of the Claiming Party and any of its successors to pursue and collect on any indemnification or other remedy available to the Claiming Party thereunder with respect to such claim and generally to be subrogated to the rights of the Claiming Party. Except pursuant to a settlement agreed to by the Defending Party, the Claiming Party shall not waive or release any contractual right to recover from a third party any Loss subject to indemnification hereunder without the prior written consent of the Defending Party. The Claiming Party shall, and shall cause its Affiliates (including Newco, the Company and the Sold Subsidiaries, if applicable) to, cooperate with the Defending Party, at the Defending Party's expense, with respect to any such effort to pursue and collect with respect thereto.
9.08     Determination of Breaches and Loss Amount.
(a)            For purposes of determining whether there has been any breach of a representation or warranty, and for purposes of determining the amount of Losses resulting therefrom, all qualifications or exceptions in any representation or warranty or the definition of any defined term used therein relating to or referring to the terms "material", "materiality", "in all material respects", "Material Adverse Effect" or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under Section 9.02, the representations and warranties of the parties contained in this Agreement shall be read as if such terms and phrases were not included in them; provided, however, that the foregoing shall not apply with respect to the representations and warranties in Section 4.06 (Financial Statements), the first sentence and subsection (n)(ii) of Section 4.07 (Absence of Certain Developments), Section 4.22 (Undisclosed Liabilities) and reference to the terms "Material Contract" and "Material Permit."
(b)            Losses for breaches of representations and warranties contained in this Agreement shall be net of any insurance proceeds or third-party payments realized by and paid to the Claiming Party, in each case with such offset reduced by any associated cost of recovery. The Claiming Party shall use commercially reasonable efforts to seek full recovery under all insurance policies and third-party payments covering any Loss to the same extent as it would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Claiming Party with respect to any Loss for which any such Claiming Party has been indemnified hereunder, then the Claiming Party shall refund promptly to the Defending Party the aggregate amount of the recovery.
(c)            In no event shall the Buyer Indemnitees be entitled to recover or to make a claim for any amounts in respect of Losses to the extent punitive or exemplary in nature (except to the extent required to be paid to a third party that is not an Affiliate of Buyer).  In addition, in no event shall a Defending Party be liable hereunder in respect of any claim if such claim would not have arisen but for a change in applicable Law or accounting policies or a change in interpretation of applicable Law as determined by a court or pursuant to an administrative rule-making decision, in each case made after the Closing Date.
(d)            No Buyer Indemnitee shall be entitled to any indemnification under this Article 9 to the extent (i) such matter was specifically taken into account in calculating the Final Closing Consideration, (ii) a specific line-item reserve for such matter was set forth in the Financial Statements (whether or not such line-item reserve is solely in respect of such matter or is aggregated with other matters, so long as it is reasonably apparent on the face of the Financial Statements or the notes thereto that such matter is the subject of such reserve) or (iii) such matter would not have arisen but for any act, omission, transaction or election on the part of or carried out at the written request of, or with the written consent of, any Buyer Indemnitee or its Affiliates before the Closing.
(e)            The right of any Buyer Indemnitee or Seller Indemnitee to indemnification pursuant to this Article 9 will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement, or otherwise; provided, however, that no Buyer Indemnitee shall be entitled to indemnification pursuant to this Article 9 for any Losses pursuant to those matters (if any) identified on the Signing Date Representations Letter (which Losses shall not, for the avoidance of doubt, be counted towards the satisfaction of any thresholds set forth in Section 9.02(b)).
9.09     Tax Benefits. To the extent that a Claiming Party recognizes Tax Benefits as a result of any Loss in the taxable year in which such Loss is incurred or in the subsequent taxable year, such party shall pay the amount of such Tax Benefits (but not in excess of the indemnification payment or payments actually received from the Defending Party with respect to such Loss) to the Defending Party as such Tax Benefits are actually received by the Claiming Party.  For purposes of the foregoing, "Tax Benefit" means any refund of Taxes actually received or any actual reduction in the amount of Taxes which otherwise would have been paid, calculated on a "with-and-without" basis.
9.10     Exclusive Remedy. No Buyer Indemnitee shall be entitled to any indemnification pursuant to this Article 9 for any Loss or other amount that the Buyer Indemnitees may suffer, and the Buyer Indemnitees shall have no remedies for any Loss or other amount that the Buyer Indemnitees may suffer (other than (i) as set forth in Section 1.02 or Section 11.14 and (ii) for instances of actual fraud (and then only in the event that H&H Group, Seller, the Company or any Sold Subsidiary willfully and knowingly committed a fraud against the Buyer Indemnitees, with specific intent to deceive and mislead the Buyer Indemnitees regarding the representations and warranties made herein or in any schedule, exhibit or certificate delivered pursuant hereto) or intentional misrepresentation by H&H Group, Seller, the Company or any Sold Subsidiary regarding the representations and warranties made herein or in any schedule, exhibit or certificate delivered pursuant hereto) with respect to (x) the subject matter of this Agreement or any agreement or other document contemplated by this Agreement or the transactions contemplated hereby or thereby or (y) any other matter relating to H&H Group, Seller, the Company or any Sold Subsidiary, the operation of the Businesses, or any other transaction or state of facts involving H&H Group, Seller, the Company or any Sold Subsidiary (including any common law or statutory rights or remedies for environmental, health or safety matters, including under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq. or other Environmental Laws), other than pursuant to the express provisions of Section 9.02, which are the Buyer Indemnitees' sole and exclusive remedies with respect thereto. The Buyer Indemnitees may not avoid such limitation on liability by seeking damages for breach of contract or tort or pursuant to any other theory of liability (other than claims of fraud or intentional misrepresentation as described above), all of which are hereby waived. BUYER, ON BEHALF OF THE BUYER INDEMNITEES, EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. BUYER, ON BEHALF OF THE BUYER INDEMNITEES, ACKNOWLEDGES THAT IT UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. BUYER, ON BEHALF OF THE BUYER INDEMNITEES, ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT.
9.11     Acknowledgment by Buyer. Without limiting the provisions of Section 9.08(e), Buyer acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, Newco and the Sold Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation and verification, in addition to the representations and warranties of Seller and H&H Group expressly and specifically set forth in this Agreement and any certificate delivered hereunder by or on behalf of Seller, H&H Group, Newco, the Company or any of the Sold Subsidiaries. SUCH REPRESENTATIONS AND WARRANTIES BY SELLER AND H&H GROUP CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER AND H&H GROUP TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF NEWCO, THE COMPANY OR THE SOLD SUBSIDIARIES TO ANY ENVIRONMENTAL, HEALTH OR SAFETY MATTERS), OR ANY OMISSION, MADE BY OR ON BEHALF OF OR IMPUTED TO H&H GROUP, SELLER, THE COMPANY, NEWCO OR ANY OF THEIR AFFILIATES ARE SPECIFICALLY DISCLAIMED BY H&H GROUP, THE COMPANY, NEWCO AND SELLER AND ARE NOT BEING RELIED UPON BY BUYER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES.

9.12     Tax Matters. The provisions of this Section 9.12 shall govern the allocation of responsibility as between Buyer, Newco, the Company or the Sold Subsidiaries on the one hand, and Seller or H&H Group, on the other hand, for certain tax matters following the Closing:
(a)            Responsibility for Filing Tax Returns. Seller shall prepare and timely file, or cause to be prepared and timely filed, all Seller Group Tax Returns with respect to the Company, Newco or the Sold Subsidiaries for all taxable periods. For avoidance of doubt, Buyer shall have no right to review any Seller Group Tax Return. Buyer shall take all actions necessary or appropriate to effectuate the end of the Company's taxable year for 2015 to occur on the Closing Date for all applicable federal, foreign, state or local income Tax purposes (by causing Newco, the Company and its Sold Subsidiaries to become a part of the consolidated or affiliated group of Buyer and if not in the form of a U.S. corporation, Buyer shall elect to be treated as a U.S. corporation for U.S. federal income Tax purposes effective prior to the Closing Date), and Seller shall take such actions necessary or appropriate to cooperate in effectuating the end of such taxable year. If the Company, Newco or any Sold Subsidiaries are permitted under applicable Law to treat the Closing Date as the last calendar day of a taxable period in which the Closing occurs, Seller and Buyer shall treat (and shall cause their respective Affiliates to treat) the Closing Date as the last day of such taxable period with respect to the Company, Newco or the Sold Subsidiaries.
(b)            Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Newco, the Company and the Sold Subsidiaries (other than Seller Group Tax Returns) for all Pre-Closing Tax Periods which have not yet been filed as of the Closing Date. All such Tax Returns shall be prepared and filed in a manner consistent with the past practice of the Company, Newco and the Sold Subsidiaries (including any predecessors thereof), except as otherwise required by applicable Law; provided, however, that, (i) for the avoidance of doubt and to the extent permitted by applicable Law, all deductions related to or arising out of the transactions contemplated by this Agreement that are paid by Seller or H&H Group or included in Company Transaction Expenses shall be treated as arising on or before the Closing Date, and (ii) none of Newco, the Company or any Sold Subsidiary shall waive any carryback of any net operating loss, capital loss or credit on any such Tax Return filed for a Tax period ending on or before the Closing Date. At least twenty-five (25) calendar days prior to the date on which each such non-Seller Group Tax Return is due in the case of income Tax Returns and as soon as practicable in the case of all other Tax Returns, Buyer shall submit such Tax Return (and all relevant work papers and other items required to understand such Tax Return or other items as is reasonably requested by Seller) to Seller for Seller's review and comment. Buyer shall make all revisions reasonably requested by Seller to such Tax Returns to the extent such requests are received at least five (5) calendar days prior to the date upon which such Tax Return is due. Seller and Buyer shall work together in good faith to resolve any differences with respect to such Tax Returns, provided, however, that, to the extent there remains any disagreement between Seller and Buyer with respect to such Tax Returns, the procedures and rules set forth in the dispute resolution mechanism described in Section 1.02(c)shall govern.
(c)            Transfer Taxes. Any real property transfer tax, stamp tax, stock transfer tax, or other similar Tax resulting from the transactions contemplated by this

Agreement (collectively, "Transfer Taxes") and any penalties or interest with respect to Transfer Taxes shall be borne and paid one-half by Seller and one-half by Buyer; provided that any such Transfer Taxes that result from the transfer of the Excluded Subsidiaries and any penalties or interest with respect to such Transfer Taxes shall be borne solely by Seller. The party so obligated under applicable Law shall file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and Buyer or Seller, as applicable, agrees to cooperate with Seller or Buyer, as the case may be, in the filing of such Tax Returns and other documentation, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns and other documentation. Expenses incurred in filing such Tax Returns shall be borne one-half by Seller and one-half by Buyer.
(d)            Circular 698.  Notwithstanding the foregoing provisions of Section 9.12(c), Seller shall make all filings and reportings to the People's Republic of China (the "PRC") necessary under the PRC's circular entitled "Notice of The State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Equity Transfer Income Derived by Non-Resident Enterprises" (Guoshuihan [2009] No. 698), effective from January 1, 2008 onwards ("Circular 698") within the specified time period set out in Circular 698 and shall, to the extent required by applicable Law, pay when due and payable any amounts due in respect of the Tax arising as a result of the filing contemplated by this Section 9.12(c) to the appropriate taxing authority of the PRC (which amounts shall be borne solely by Seller).
(e)            Intermediary Transaction Tax Shelter. Buyer shall not take any action with respect to the Company, Newco and the Sold Subsidiaries that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the "Intermediary Transaction Tax Shelter" described in Internal Revenue Service Notices 2001-16 and 2008-111.
(f)            FIRPTA. Seller shall deliver to Buyer a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that H&H Group is not a "foreign person" as defined in Section 1445 of the Code (the "FIRPTA Certificate").
(g)            Sections 338 and 336(e). Buyer shall not make, or cause or allow to be made, any election under Sections 338 or 336(e) of the Code and the Treasury Regulations thereunder (or any other similar provision of applicable Law) with respect to the transactions contemplated by this Agreement.
(h)            Buyer Covenants. Buyer covenants that it shall not, and shall not cause or permit, Newco, the Company, the Sold Subsidiaries, or any other Affiliate of Buyer, in each case without the prior written consent of Seller, (i) to make any election in respect of the Company, Newco or the Sold Subsidiaries pursuant to Treasury Regulation Section 301.7701-3 that is effective on or before the Closing Date, (ii) to take any action that would have a retroactive effect with respect to Taxes for any Pre-Closing Tax Period or would increase any Tax liability, or reduce any Tax asset, of the Seller Group, or (iii) to amend or refile any Tax Return with respect to a Pre-Closing Tax Period.

(i)            Tax Refunds. Any Tax refunds that are received by Buyer, the Company, Newco or the Sold Subsidiaries, and any amounts credited against Taxes to which Buyer, the Company, Newco or the Sold Subsidiaries become entitled in a Tax period ending after the Closing Date, that relate to Pre-Closing Tax Periods or portions thereof of the Company, Newco or the Sold Subsidiaries shall be for the account of Seller. Buyer shall pay over to Seller any such refund received by Buyer or the amount of any such credit, net of all expenses (including Taxes) imposed or incurred by Buyer, Newco, the Company, or the Sold Subsidiaries with respect to such refund or credit, within fifteen (15) calendar days after actual receipt of such refund or application of such credit against Taxes. To the extent that any expense creates a net operating loss in a Pre-Closing Tax Period that can, pursuant to applicable Tax law, be carried back to an earlier taxable period to generate a refund through the amendment of a non-Seller Group Tax Return for a Pre-Closing Tax Period, Buyer, at the sole expense of Seller, shall cause Newco, the Company or the Sold Subsidiaries to amend such Tax Return for such Pre-Closing Tax Period as soon as reasonably practicable after becoming aware of the availability of such refund.
(j)            Tax Contests. If, in connection with any examination, investigation, audit or other administrative or judicial proceeding in respect of any non-Seller Group Tax Return with respect to the income or operations of the Company, Newco or the Sold Subsidiaries for a Pre-Closing Tax Period, any Governmental Body issues to Newco, the Company or the Sold Subsidiaries a notice of an examination, investigation, audit or other administrative or judicial proceeding, a request for documents or other information, written notice of deficiency, a notice of reassessment, a proposed adjustment, or an assertion of claim or demand concerning the taxable period covered by such Tax Return, Buyer shall notify Seller of its receipt of such communication from such Governmental Body within fifteen (15) Business Days after receiving such communication. Buyer shall not, and shall not permit Newco, the Company or the Sold Subsidiaries to, settle or otherwise resolve any issue with respect to any Taxes of the Company, Newco or the Sold Subsidiaries if such settlement or other resolution could result in Seller being liable for any amounts pursuant to this Agreement without the prior written consent of Seller. Seller shall have the right to control any examination, investigation, audit or other administrative or judicial proceeding in respect of any non-Seller Group Tax Return of the Company, Newco or the Sold Subsidiaries for any Pre-Closing Tax Period if such examination, investigation, audit or other administrative or judicial proceeding could result in or lead to Seller being liable for any amounts pursuant to this Agreement; provided, however, that Buyer, at its sole cost and expense, shall have the right to participate in any such contest; provided, further, that Seller shall not settle or otherwise resolve such examination, investigation, audit or other administrative or judicial proceeding without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that Seller and Buyer shall jointly control any examination, investigation, audit or other administrative or judicial proceeding in respect of Taxes for a Straddle Period. For avoidance of doubt, Seller shall have the sole right to control and settle any examination, investigation, audit or other administrative or judicial proceeding in respect of any Seller Group Tax Return and Buyer shall have no right to participate therein.
(k)            Tax Cooperation. Buyer, Newco and the Sold Subsidiaries, and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 9.12 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Newco, the Sold Subsidiaries and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Company, Newco and the Sold Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Newco and the Sold Subsidiaries or Seller, as the case may be, shall allow the other party to take possession of such books and records. For avoidance of doubt, Buyer shall have no right to inspect or review any Seller Group Tax Return.
(l)            Tax Indemnity. From and after the Closing, Buyer shall be indemnified by H&H Group from and against (i) any Taxes of the Company, Newco and the Sold Subsidiaries for all Pre-Closing Tax Periods (including, for the avoidance of doubt, any such Taxes arising out of or related to the Reorganization Transactions), (ii) any Taxes imposed on or incurred by the Company, Newco or any Sold Subsidiary caused by or resulting from the sale of the Newco Shares hereunder (except as provided in Section 9.12(c) with respect to Transfer Taxes), (iii) any Taxes of any member of an affiliated, combined or unitary group of which the Company, Newco or any Sold Subsidiary is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 (or any similar provision under state, local or foreign Tax law), and (iv) any Taxes of any Person (other than the Company, Newco and the Sold Subsidiaries) imposed on Newco or any Sold Subsidiary as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to any Tax period or portion thereof ending on or prior to the Closing Date; provided, however, that Buyer shall not be indemnified to the extent such Taxes (A) result from any transaction occurring on the Closing Date but after the Closing that is outside the ordinary course of business and not contemplated by this Agreement or (B) are attributable to or arise from, and would not have been incurred but for, any breach by Buyer of any provision of this Agreement. In the case of any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes based on or measured by income, receipts, or payroll of the Company, Newco and the Sold Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company, Newco and the Sold Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of calendar days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. Any indemnification obligations of H&H Group pursuant to this Section 9.12 shall be subject to the limitations set forth in this Article 9 and shall be determined and satisfied in accordance with the procedures and limitations set forth in this Article 9. There shall be no duplication between the obligation to indemnify in Section 9.02 and the obligation to indemnify in this Section 9.12.

9.13     Further Assurances. From time to time, as and when requested by any party hereto and at such requesting party's expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.
9.14     H&H Group Insurance Policies.
(a)            Except as expressly set forth in this Section 9.14 or in the Transition Services Agreement, from and after the Closing Date Newco, the Company and the Sold Subsidiaries shall cease to be insured by H&H Group's or its Affiliates' (other than Newco, the Company and the Sold Subsidiaries) insurance policies or by, or have rights to coverage pursuant to, any of H&H Group's or such Affiliates' self-insured programs (collectively, the "H&H Group Insurance Policies") and none of Newco, the Company or the Sold Subsidiaries shall be permitted to make any claim under any of the H&H Group Insurance Policies for any reason whatsoever.
(b)            During the period commencing on the Closing Date and continuing until the fifth (5th) anniversary thereof, Newco, the Company and the Sold Subsidiaries shall have the following rights to access coverage under H&H Group Insurance Policies:
(i)            Other than pursuant to the Transition Services Agreement, unless otherwise provided in this Section 9.14 and subject to the limitations and conditions contained in this Section 9.14, Newco, the Company and the Sold Subsidiaries shall have no right to access coverage under the H&H Group Insurance Policies unless it is with respect to (x) any claim, act, omission, event, circumstance or Loss that occurred or existed prior to the Closing Date (but only to the extent that such claim, act, omission, event, circumstance, occurrence or Loss occurred or existed on or prior to the Closing Date) (a "Pre-Closing Date Event") and was reported to the applicable insurance carrier in accordance with the provisions of the applicable H&H Group Insurance Policy prior to the Closing Date or (y) any occurrence-based insurance coverage under the categories of H&H Group Insurance Policies set forth on Schedule 9.14  (such coverage, the "Occurrence-Based Coverage", and the H&H Group Insurance Policies that fall within such categories, the "H&H Group Occurrence-Based Insurance Policies") in respect of any Loss arising from a Pre-Closing Date Event that is potentially covered by under any of the H&H Group Occurrence-Based Insurance Policies.
(ii)            Subject to the applicable Payment Cap (as defined in the Acknowledgement Agreement) set forth opposite the specific category of insurance policies on Exhibit A to the Acknowledgement Agreement into which such H&H Group Occurrence-Based Insurance Policy falls, and in accordance with the Acknowledgement Agreement and Section 9.14(c), Buyer may cause Newco, the Company or any Sold Subsidiary, as the case may be, to make claims under the H&H Group Occurrence-Based Insurance Policies within such categories to the extent coverage and limits are available thereunder for such entities; provided, that Buyer shall, or shall cause Newco, the Company or the applicable Sold Subsidiary to, pay, incur and bear sole responsibility with respect to any such claim for all amounts relating to any self-insured retention or deductible, any gaps in coverage and/or erosion or exhaustion of available limits of liability available to pay any claim asserted at any time under the Occurrence-Based Coverage.
(iii)            H&H Group and its Affiliates (other than, after the Closing, Newco, the Company and the Sold Subsidiaries) shall retain all rights to control the H&H Group Insurance Policies (including the H&H Group Occurrence-Based Insurance Policies), including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of the H&H Group Insurance Policies (including the H&H Group Occurrence-Based Insurance Policies) or claims made thereunder; provided, that, the foregoing shall not apply to claims made under the H&H Group Insurance Policies (including the H&H Group Occurrence-Based Insurance Polices) by Newco, the Company or any Sold Subsidiary, with respect to which Buyer shall, or shall cause Newco, the Company and the applicable Sold Subsidiaries to, obtain the written consent of H&H Group prior to taking any aforementioned actions (such consent not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, neither H&H Group nor any of its Affiliates shall be obligated to commence or prosecute any litigation against any insurance carrier under the H&H Group Insurance Policies (including the H&H Group Occurrence-Based Insurance Policies), notwithstanding whether any such H&H Group Insurance Policy potentially provides coverage to Newco, the Company, any Sold Subsidiary or the Businesses.
(c)            To the extent Newco, the Company or any Sold Subsidiary asserts a claim that may be covered under the H&H Group Insurance Policies pursuant to this Section 9.14, Buyer shall cause Newco, the Company or the applicable Sold Subsidiary to deliver a written notice to H&H Group setting forth (i) a description of, and an estimated amount payable (if and to the extent known at the time of such assertion) pursuant to, such claim, (ii) the applicable H&H Group Insurance Policy which Newco, the Company or the applicable Sold Subsidiary is asserting should provide coverage for such claim, and (iii) a reasonably detailed explanation of the basis for such claim. Thereafter, Buyer shall, and shall cause its Affiliates (including, following the Closing, Newco, the Company and the Sold Subsidiaries) to, at all times cooperate with reasonable requests for information by H&H Group and its Affiliates regarding any such claim, and shall (i) keep H&H Group reasonably apprised of any material changes in the status of such claim, (ii) to the extent previously requested by H&H Group, provide H&H Group with copies of any material correspondence with the applicable insurer promptly following receipt thereof, and (iii) provide H&H Group with a semi-annual accounting of all claims asserted by Newco and the Sold Subsidiaries against the H&H Group Insurance Policies. Buyer shall, or shall cause Newco, the Company and the Sold Subsidiaries to, promptly pay or reimburse H&H Group and its Affiliates (other than, following the Closing, Newco, the Company and the Sold Subsidiaries) for all reasonable out-of-pocket costs and expenses incurred by H&H Group and such Affiliates in connection with any claims asserted by Buyer or any of its Affiliates (including, following the Closing, Newco, the Company and the Sold Subsidiaries) pursuant to this Section 9.14(c).
(d)            H&H Group shall use, and shall cause its Affiliates to use, commercially reasonable efforts at all times to cooperate with reasonable requests (including requests for information) by Newco, the Company or any Sold Subsidiary relating to the subject matter of this Section 9.14, including, with respect to any prospective claim of Newco, the Company or any Sold Subsidiary under an H&H Group Insurance Policy, by assisting Newco, the Company or any Sold Subsidiary to identify what H&H Group Insurance Policy, if any, may provide coverage with respect to such prospective claim, and using commercially reasonable efforts to provide Newco, the Company or any Sold Subsidiary, as applicable, with requested copies of such H&H Group Insurance Policies, to the extent in their possession, it being understood that (i) as to any such H&H Group Insurance Policy not in their possession, H&H Group shall direct the applicable insurance broker to contact Newco, the Company or the applicable Sold Subsidiaries, and to reasonably cooperate in connection therewith, and (ii) neither H&H Group nor any of its Affiliates are under any obligation to provide copies of any such H&H Group Insurance Policies to the extent not in their possession.
(e)            H&H Group and its Affiliates (other than, following the Closing, Newco, the Company and the Sold Subsidiaries) may amend any of the H&H Group Occurrence-Based Insurance Policies to the extent reasonably necessary to give effect to this Section 9.14, with any such amendments to be effective as of the Closing.
(f)            Each of Buyer and H&H Group hereby agree that provisions of this Section 9.14 shall be carried out in manner reasonably intended in good faith to preserve any attorney-client privilege of the Parties with respect to any claims submitted hereunder or the facts and events underlying such claims.
(g)            For the avoidance of doubt, neither H&H Group nor Seller makes any representation or warranty, and neither H&H Group nor Seller covenants, that any H&H Group Occurrence-Based Insurance Policy will provide coverage for any claims that Newco, the Company or any Sold Subsidiary may elect to make pursuant to this Section 9.14, and neither H&H Group nor Seller shall be responsible to the extent any insurer(s) denies coverage for or otherwise refuses to pay any claim(s) for coverage under the H&H Group Occurrence Based Insurance Policies, irrespective of the reasons for such denial or refusal.
ARTICLE 10

DEFINITIONS
10.01     Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth below:
"'160 Plan" has the meaning set forth in Section 7.10.
"'548 Plan" has the meaning set forth in Section 7.10.

"Acknowledgement Agreement" has the meaning set forth in Section 2.01(g)(viii).
"Action" means any action, complaint, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing or audit commenced, brought, conducted or heard by or before any Governmental Body.
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, "controlling," "controlled" and "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.
"Agreement" has the meaning set forth in the preamble.
"Alternative Transaction" has the meaning set forth in Section 6.10.
"Anti-Corruption Laws" has the meaning set forth in Section 4.15(a).
"Arlon India" has the meaning set forth in the recitals.
"Arlon ME" has the meaning set forth in the recitals.
"Arlon MED" has the meaning set forth in the recitals.
"Arlon MT" has the meaning set forth in the recitals.
"Atlantic" has the meaning set forth in Section 7.10.
"Bairnco Shares" has the meaning set forth in the recitals.
"Benefit Plans" has the meaning set forth in Section 4.13(a).
"Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York, or is a day on which banking institutions in New York, New York are authorized or required by Law or other governmental action to close.
"Businesses" has the meaning set forth in the recitals.
"Business Employees" shall mean the employees of the Company and the Sold Subsidiaries.
"Buyer" has the meaning set forth in the preamble.
"Buyer Certification" has the meaning set forth in Section 7.02(b).
"Buyer Certification Date" has the meaning set forth in Section 7.02(b).

"Buyer Indemnitees" has the meaning set forth in Section 9.02(a).
"Buyer New Employee" means any employee of the Company or any Sold Subsidiary to whom Buyer offers employment after the Closing Date (whether with Buyer or any of its Affiliates (including the Company and the Sold Subsidiaries) and who accepts such offer and commences such employment.
"Buyer Press Release" has the meaning set forth in Section 11.01.
"Buyer's Title Policy" has the meaning set forth in Section 2.01(h).
"Carved-Out Fundamental Losses" has the meaning set forth in Section 9.02(b)(iii)(B).
"Cash on Hand" means, with respect to Newco, the Company and the Sold Subsidiaries, the sum of (i) all cash and all cash equivalents of Newco, the Company and the Sold Subsidiaries (excluding all China Cash, restricted cash and deposits with third parties held in the ordinary course (other than those deposits with third parties set forth on Schedule COH), and marketable securities), in each case determined in accordance with GAAP, in the corporate accounts of Newco, the Company and the Sold Subsidiaries, and (ii) an amount equal to sixty-five percent (65%) of the China Cash. For the avoidance of doubt, Cash on Hand shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit for the corporate accounts of Newco, the Company and the Sold Subsidiaries.
"CERCLA" has the meaning set forth in Section 9.02(e).
"Change-of-Control Payments" means any bonus, retention, termination, severance or other similar payment obligation of the Company, Newco or any Sold Subsidiary as a result of the consummation of the transactions contemplated by this Agreement to any present or former director, officer, shareholder, employee, independent contractor, consultant, adviser, or other Person, including pursuant to any employment agreement, benefit plan or other Contract, and any employer Taxes incurred with respect to, payable on or triggered by any such payment; provided, however, that "Change-of-Control Payments" shall not include (x) any Severance Benefits (including any and all amounts payable in respect of Separation Payments or COBRA Reimbursement, as applicable) with respect to post-Closing terminations of an employee of the Company or (y) any Stay Bonus payable to an employee of the Company, in each case pursuant to a Contract with such employee as set forth on Schedule 4.10(xiii) and as the same is in effect as of the date of this Agreement (but, for the avoidance of doubt, except to the extent such Stay Bonus payments exceed, in the aggregate, $75,000). For purposes of this definition, the terms "Severance Benefits," "Separation Payments," "COBRA Reimbursement" and "Stay Bonus" shall have the meanings set ascribed thereto in the applicable Contract set forth on Schedule 4.10(xiii).
"China Cash" means all cash and all cash equivalents of Arlon MT and Arlon ME, in each case determined in accordance with GAAP, in the corporate accounts of such entities.  For the avoidance of doubt, China Cash shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit for the corporate accounts of such entities.
"Circular 698" has the meaning set forth in Section 9.12(d).
"Claiming Party" has the meaning set forth in Section 9.06(a).
"Closing" has the meaning set forth in Section 1.03.
"Closing Consideration" has the meaning set forth in Section 1.02(a).
"Closing Date" has the meaning set forth in Section 1.03.
"Closing Date Representations Letter" has the meaning set forth in Section 2.02(h)(v).
"Closing Payment Certificate" has the meaning set forth in Section 1.02(b).
"Closing Statement" has the meaning set forth in Section 1.02(c)(i).
"Collar Amount" has the meaning set forth in Section 1.02(c)(v).
"Code" has the meaning set forth in Section 4.13(c).
"Collective Bargaining Agreement" has the meaning set forth in 4.10(a)(ii).
"Company" has the meaning set forth in the preamble.
"Company Intellectual Property" has the meaning set forth in Section 4.11.
"Company IP Registrations" means all Intellectual Property that is owned by the Company, Newco or any Sold Subsidiary and is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
"Company Transaction Expenses" means the costs, fees and expenses payable by the Company, Newco and the Sold Subsidiaries arising from, incurred in connection with, in anticipation of or incident to the negotiation, execution and delivery of this Agreement and the transactions contemplated hereby, or in connection with or in anticipation of any alternative transactions with respect to the Company, Newco and its Subsidiaries, including (i) all brokerage fees, commissions, finders' fees or financial advisory fees so incurred, (ii) all fees and expenses of legal counsel, accountants, consultants and other experts and advisors so incurred, (iii) any Change-of-Control Payments, (iv) an amount equal to one-half of the premium with respect to the R&W Policy and (v) one-half of the aggregate amount of fees and expenses of outside counsel to each of Buyer and Seller incurred pursuant to any lawsuit, court action or court proceeding contested or instituted pursuant to Sections 7.02(d) or 6.03(d).
"Confidential Information" has the meaning set forth in Section 6.13.

"Confidentiality Agreement" has the meaning set forth in Section 6.02.
"Contract" means any agreement, contract, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, or any other agreement, instrument, understanding, obligation or arrangement, whether written or oral.
"Covered Counsel" has the meaning set forth in Section 11.15(a).
"D&O Costs" has the meaning set forth in Section 7.06(b).
"D&O Expenses" has the meaning set forth in Section 7.06(b).
"D&O Indemnifiable Claim" has the meaning set forth in Section 7.06(b).
"D&O Indemnified Person" has the meaning set forth in Section 7.06(a).
"D&O Indemnifying Party" has the meaning set forth in Section 7.06(b).
"Deductible" has the meaning set forth in Section 9.02(b)(i).
"Defending Party" has the meaning set forth in Section 9.06(a).
"Disclosure Schedules" has the meaning set forth in Section 11.06.
"Disputed Items" has the meaning set forth in Section 1.02(c)(iv).
"EAR" has the meaning set forth in Section 4.15(a).
"Environmental Condition" means a condition of the soil, surface waters, groundwater, stream sediments, air or similar environmental media, including a condition resulting from any Release of Hazardous Substances, on a property resulting from any activity or operations occurring on such property, that, pursuant to any Environmental Law (i) requires notification, investigatory, corrective or remedial measures, or (ii) comprises a basis for claims against the Company, any of the Sold Subsidiaries and of the Businesses or Buyer.
"Environmental Laws" means all Laws concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances, as such Laws are promulgated and in effect on or prior to the Closing Date.
"Environmental Lien" means any Lien in favor of any Governmental Body in connection with any liability under any Environmental Law.
"ERISA" has the meaning set forth in Section 4.13(a).
"Estimated Closing Consideration" has the meaning set forth in Section 1.02(b).

"Estimated Closing Transaction Expenses" has the meaning set forth in Section 1.02(b).
"Estimated Funded Indebtedness" has the meaning set forth in Section 1.02(b).
"Estimated Net Working Capital" has the meaning set forth in Section 1.02(b).
"Excluded Subsidiaries" has the meaning set forth in the recitals.
"Excluded Subsidiary Transfer" has the meaning set forth in Section 6.01(c).
"Exclusivity Period" has the meaning set forth in Section 6.10.
"FCPA" has the meaning set forth in Section 4.15(a).
"FIRPTA Certificate" has the meaning set forth in Section 9.12(e).
"Financial Statements" has the meaning set forth in Section 4.06.
"Final Closing Consideration" has the meaning set forth in Section 1.02(c)(v).
"Firm" has the meaning set forth in Section 1.02(c)(iv).
"Fundamental Representation Floor
"Fundamental Representations" has the meaning set forth in Section 2.01(a).
"Funded Indebtedness" means any Indebtedness of the Company, Newco or any Sold Subsidiary of the type described in clauses (i) and (ii) of the definition of "Indebtedness."
"GAAP" means United States generally accepted accounting principles as in effect from time to time.
"General Cap" has the meaning set forth in Section 9.02(b)(iii).
"General Expiration Date" has the meaning set forth in Section 9.01.
"Governmental Body" means any federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.
"Governmental Order" means any order, writ, judgment, injunction (preliminary, temporary or permanent), decree, stipulation, determination or award entered by or with, or issued by, any Governmental Body.
"Hazardous Substance" means any chemical, compound, substance, product, material, contaminant or waste that is defined, classified, limited, or regulated under any Environmental Law as hazardous, toxic, a contaminant or a pollutant, including (but in no way limited to) asbestos, polychlorinated biphenyls, petroleum and petroleum products.

"H&H Group Insurance Policies" has the meaning set forth in Section 9.14(a).
"H&H Group Occurrence-Based Insurance Policies" has the meaning set forth in Section 9.14(b)(ii).
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
"Indebtedness" means, any Liability of Newco, the Company or any Sold Subsidiary in respect of (i) indebtedness for borrowed money and notes payable, including any interest accrued thereon and prepayment or similar penalties and expenses, (ii) any other indebtedness of such Person which is evidenced by a note, bond, indenture or similar instrument, (iii) in respect of capital leases, (iv) letters of credit and acceptances (or instruments serving a similar function) issued or created for the account of such Person, (v) the deferred purchase price of property or services including the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (vi) any existing interest rate, commodity or other swap, hedge or financial derivative agreement entered into by such Person (the value of which shall be determined, for purposes of Closing, as if such swap, hedge or financial derivative agreement were terminated at the time of determination of the Closing Consideration in accordance with Section 1.03), (vii) any deferred compensation payable to any current or former employee of the Company, Newco or any Sold Subsidiary, including any amounts payable pursuant to Seller's Short-Term Incentive Plan or Long-Term Incentive Plan, (viii) any guaranty of any obligation of any other Person with respect to any of the foregoing or (ix) any matters set forth on Schedule 10.01.
"Intellectual Property"  means all intellectual property rights, title, and interests in and to all proprietary rights and related priority rights of every kind and nature however denominated, whether protected, created, arising or enforceable under the Laws of the United States or any other jurisdiction or any international convention or treaty regime, including (i) trademarks, service marks, service names, brands, logos, designs, trade names, trade dress, corporate names and other source or business identifiers, rights of privacy and publicity, and all goodwill and activities associated with any of the foregoing, together with all applications, registrations, renewals and extensions related thereto, (ii) Internet domain names, web sites and web pages, (iii) computer software (including all data files and databases, source and object codes and user interfaces), (iv) copyrightable works, copyrights, works of authorship and moral rights, including common law rights, statutory rights, contractual rights, and all registrations and applications, renewals, extensions and reversions relating thereto, (v) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and patent applications, patents and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisionals, provisionals, revisions, extensions, substitutions, renewals and reexaminations relating thereto and all patents issuing from any of the foregoing, (vi) Trade Secrets, (vii) all other proprietary rights and intellectual property rights (viii) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto, and (viii) recordings, copies and tangible embodiments of any of the foregoing (in whatever form or medium).

"Interim Period Matters" has the meaning set forth in Section 9.02(b)(iii)(A).
"ITAR" has the meaning set forth in Section 4.15(a).
"Knowledge of the Company" or "to the Company's Knowledge" means the actual knowledge without independent investigation by Robert Carini, Tom Bailey, Mike Jacobs, Michael Croce, Tom O'Reilly, Richard Corrette, Pat Krepps, Stacey Loveday, William Lee, Pete Marciniak (but solely with respect to Section 4.13) and Jim McCabe.
"Latest Balance Sheet" has the meaning set forth in Section 4.06.
"Law" means any Governmental Order or United States or foreign federal, state, provincial or local constitution, law, statute, ordinance, rule, directive or regulation of any Governmental Body, including common law, or any binding agreement with any Governmental Body.
"Leased Real Property" has the meaning set forth in Section 4.08(b).
"Leases" has the meaning set forth in Section 4.08(b).
"Liability" means any liability, debt, guarantee, assurance, commitment, claim, deficiency, or obligation, whether known or unknown, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted, due or to become due, whenever or however arising (including whether arising by operation of Law, or out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto.
"Lien" means any lien, mortgage, security interest, pledge, deposit, encumbrance, or other similar restriction.
"Loss" or "Losses" has the meaning set forth in Section 9.02(a).
"Material Adverse Effect" means any effect, change, development or circumstance that, individually or in the aggregate, is materially adverse to the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Company and the Sold Subsidiaries (and, after the date of its formation, Newco), taken as a whole, but excluding (and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect) any effect, change, development or circumstance to the extent resulting or arising from (i) any general deterioration in the economy or change in financial or market conditions, including those generally affecting the industries in which Newco, the Company or any of the Sold Subsidiaries operates, (ii) any adverse effect on Newco, the Company or any of the Sold Subsidiaries resulting from any decrease in the sales of polytetrafluoroethylene (PTFE), but solely to the extent such decrease does not result in six consecutive months of sales (on a rolling basis) at an annualized rate below $30,000,000 (and then, only to the extent such annualized rate is less than $30,000,000), (iii) the execution of this Agreement or the announcement of the transactions contemplated by this Agreement, (iv) changes in Laws or Governmental Orders issued by any Governmental Body that are not specific to the business or markets in which Newco, the Company or any of the Sold Subsidiaries operates, (v) changes in

GAAP, (iv) national or international political or social conditions, including any act of terrorism, war or other global unrest or international hostilities or conflict, except to the extent such events result in direct loss or damage to the tangible assets of the Company or any of the Sold Subsidiaries, (viii) actions taken or omissions by the Company, Newco and the Sold Subsidiaries with the prior written consent (or at the prior written request) of Buyer or (ix) the taking of any action by Buyer; provided, however, that, with respect to the clauses (i), (iv), (v), such exclusion (and lack of taking into account) shall be solely to the extent such effect, change, development or circumstance does not have a disproportionate impact on the Company and the Sold Subsidiaries as compared to other companies participating in the industries in which Newco, the Company and the Sold Subsidiaries participate.
"Material Contracts" has the meaning set forth in Section 4.10(b).
"Material Customer" has the meaning set forth in Section 4.20.
"Material Permits" has the meaning set forth in Section 4.15(b).
"Material Supplier" has the meaning set forth in Section 4.20.
"MED Business" has the meaning set forth in the recitals.
"Multiemployer Plan" has the meaning set forth in Section 4.13(a).
"Net Working Capital" means (i) all current assets (excluding any cash or cash equivalents) of Newco, the Company and the Sold Subsidiaries as of the Closing Date, minus (ii) all current liabilities (excluding any items constituting Indebtedness or Company Transaction Expenses) of Newco, the Company and the Sold Subsidiaries as of the Closing Date. For the avoidance of doubt, the determination of Estimated Net Working Capital and the calculation of Net Working Capital on the Closing Statement shall take into account only the same line items set forth on Schedule WC attached hereto and shall be determined or calculated in accordance with GAAP and in a manner consistent with, and using the same principles, policies, methods and practices (including as to reserves and accruals) used in, the preparation of the Financial Statements to the extent such principles, policies and methods are consistent with GAAP.
"Net Working Capital Target" means $15,500,000.
"Newco" has the meaning set forth in the recitals.
"Newco Shares" has the meaning set forth in the recitals.
"Objections Statement" has the meaning set forth in Section 1.02(c)(iv).
"Occurrence-Based Coverage" has the meaning set forth in Section 9.14(b)(i).
"Old Company" means the assets, properties and operations formerly owned, leased, possessed or operated by the Sold Subsidiaries and comprising its Adhesive Film Division, including those disposed pursuant to the Asset Purchase Agreement by and among the Company, Parent, Arlon Graphics LLC, and Flexcon Company, Inc., dated January 31, 2011 and the Asset Purchase Agreement by and among Arlon Viscor, Ltd., Arlon Signtech, Ltd., the Company, Parent, Flexcon Industrial LLC and Flexcon Company, Inc., dated March 25, 2011.
"Omega Correspondence" has the meaning set forth in Section 9.02(e).
"Omega Site Liability" has the meaning set forth in Section 9.02(a).
"Omega Superfund Site" has the meaning set forth in Section 9.02(a).
"Outside Date" has the meaning set forth in Section 8.01(d).
"Owned Company IP" has the meaning set forth in Section 4.11(b).
"Owned Real Property" has the meaning set forth in Section 4.08(c).
"PBGC" has the meaning set forth in Section 4.13(b).
"PCBs" has the meaning set forth in Section 4.16(h).
"PRC" has the meaning set forth in Section 9.12(d).
"Parent" has the meaning set forth in Section 6.11.
"Pension Plans" has the meaning set forth in Section 4.13(a).
"Permit" means any approval, authorization, consent, license, variance, permission, directive, permit, registration, qualification or certification of a Governmental Body.
"Permitted Liens" means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company, Newco and the Sold Subsidiaries, (ii) statutory landlords', mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent, (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over the Leased Real Property or the Owned Real Property which are not violated by the current use and operation of the Leased Real Property or the Owned Real Property or the current physical condition, configuration or characteristics of the Leased Real Property and the Owned Real Property, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property or the Owned Real Property which do not materially impair the occupancy or use of the Leased Real Property and the Owned Real Property for the purposes for which they are currently used in connection with the Businesses or the marketability thereof or materially and adversely affect the value thereof, (v) matters which would be disclosed by an inspection or accurate survey of each parcel of Leased Real Property or Owned Real Property which, individually and in the aggregate, do not materially impair or interfere with the occupancy and current use of such Leased Real Property or Owned Real Property which they encumber or the marketability thereof or materially and adversely affect the value thereof, (vi) Liens arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation, (vii) purchase money liens and Liens securing rental payments under capital lease arrangements, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (ix) those matters identified on Schedule PL attached hereto, and (x) Liens created by any act of Buyer or its Affiliates.
"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, and any Governmental Body.
"Policy Cap" has the meaning set forth in Section 9.14(b)(ii).
"Pre-Closing Date Event" has the meaning set forth in Section 9.14(b)(i).
"Pre-Closing Tax Period" means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.
"R&W Policy" means that certain DisclosureGap® Representations & Warranties Insurance Policy (Buyer Version) issued by Underwriters at Lloyd's, London as per the provisions of Exhibit A thereof and Columbia Casualty Company to Buyer or its Affiliates on or about the date of this Agreement.
"Rancho Cucamonga Property" means the Leased Real Property located at 9433 Hyssop Drive, Rancho Cucamonga, California.
"Real Property" has the meaning set forth in Section 4.08(c).
"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of any Hazardous Substance through or in the air, soil, surface water, ground water or property.
"Relevant Service Providers" shall have the meaning set forth in Section 4.13(a).
"Reorganization Documents" means the definitive documents (including the Plan of Reorganization) required to consummate the Reorganization Transactions, the final form of each of which shall be in substantially the form attached hereto as Exhibit D.
"Reorganization Transactions" means those transactions contemplated by the Reorganization Documents.
"Review Period" has the meaning set forth in Section 1.02(c)(ii).
"Securities Act" means the Securities Act of 1933, as amended.
"Seller/Company Press Release" has the meaning set forth in Section 11.01.

"Seller" has the meaning set forth in the preamble.
"Seller's 401(k) Plan" has the meaning set forth in Section 7.07(e).
"Seller Certification" has the meaning set forth in Section 6.03(b).
"Seller Certification Date" has the meaning set forth in Section 6.03(b).
"Seller Group" means, with respect to U.S. federal income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Parent is the common parent and the Company, Newco or any Sold Subsidiary is a member and, with respect to state, local or foreign Taxes, any consolidated, combined or unitary group of which the Company, Newco or any Sold Subsidiary, on the one hand, and Seller or its Affiliates (excluding the Company, Newco and the Sold Subsidiaries) are members for such state, local or foreign Tax purposes.
"Seller Group Tax Return" means any Tax Return of any Seller Group.
"Seller Indemnitees" has the meaning set forth in Section 9.03.
"Seller's Omega Counsel" has the meaning set forth in Section 9.02(e).
"Signing Date Representations Letter" has the meaning set forth in Section 7.09.
"Sold Subsidiaries" has the meaning set forth in the recitals.
"Specified Exclusions" has the meaning set forth in Section 9.02(b)(iii)(A).
"STD Business" has the meaning set forth in the recitals.
"Straddle Period" has the meaning set forth in Section 9.12(a).
"Subject Employee" has the meaning set forth in Section 7.07(e).
"Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, escheat and unclaimed property, sales, use, transfer, value added, alternative minimum, estimated or other tax, including any interest, penalty or addition thereto.
"Tax Benefit" has the meaning set forth in Section 9.09.
"Tax Return" means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.
"Third-Party Claim" has the meaning set forth in Section 9.06(a).
"Threatened" means (i) with respect to any dispute, claim or Action, that a demand or statement has been made or a notice has been given which demand or notice would reasonably be expected to result in an Action being asserted, commenced, taken or otherwise initiated, and (ii) with respect to any other matter, that a demand or statement has been made or a notice has been given that would reasonably be expected to result in the applicable action being taken; provided, however, that, to the extent the foregoing is oral (and not written), "Threatened" shall be read with a qualification as to "the Company's Knowledge" or "Buyer's knowledge", as applicable, and such demand, statement or notice must have been overt.
"Trade Secrets" mean trade secrets and confidential business information, including non-public inventions, whether reduced to practice or not and whether patentable or not, discoveries, technology, ideas, manufacturing and production processes and techniques, research and development information, know-how, formulas, compositions, technical data and information, procedures, financial, marketing and business data, pricing and cost information, business and marketing plans, designs, drawings, specifications, databases and customer and supplier lists to the extent that any of the foregoing qualify as trade secrets under applicable Law.
"Transferred Company Benefit Plans" shall have the meaning set forth in Section 4.13(a).
"Transfer Taxes" has the meaning set forth in Section 9.12(c).
"Transition Services Agreement" has the meaning set forth in Section 2.01(g)(vi).
"Welfare Plans" has the meaning set forth in Section 4.13(a).
"WHX Plan" means the WHX Pension Plan.
10.02     Other Definitional Provisions.
(a)            All references in this Agreement to Exhibits, Schedules, the Disclosure Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Disclosure Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.
(b)            Exhibits and schedules to this Agreement (including the Disclosure Schedules) are attached hereto and incorporated herein by reference and made a part hereof for all purposes.
(c)            The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words "this Article," "this Section" and "this subsection," and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word "or" has the inclusive meaning represented by the phrase "and/or", and the word "including" (in its various forms) means "including without limitation."
(d)            Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
(e)            Any reference in Article 3 or Article 4 of this Agreement to any document being provided to, or made available by Seller and its Affiliates, or that Buyer was granted access to any such document, shall mean that such document was posted in the "Project Quake" electronic data room established by Seller or its Affiliates with Merrill Corporation and their representatives in connection with the transactions contemplated by this Agreement no later than 5:00 p.m. Eastern Time on the second (2nd) Business Day immediately preceding the date hereof (such time, the "General Deadline") or (b) posted to the Data Room after the General Deadline, but prior to the execution of this Agreement, in response to a written request therefor (which may be via email) delivered after the General Deadline by Buyer or its Affiliates or representatives to Seller, the Company or their respective Affiliates or representatives (including Moelis & Company LLC).
ARTICLE 11

MISCELLANEOUS
11.01     Press Releases and Communications. The parties agree that the public announcement of the execution of this Agreement by (a) Buyer shall be substantially in the form of the press release attached as Exhibit E-1 (the "Buyer Press Release") and (b) Parent shall be substantially in the form of the press release attached as Exhibit E-2 (the "Seller/Company Press Release"). No other press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made by any party hereto or Affiliate thereof without the joint approval of Buyer and H&H Group; provided, however, that the provisions of this Section 11.01 shall not prohibit (i) any disclosure or filing required by any applicable Law

(including any federal securities Laws or stock exchange listing requirements); provided, however, that, if such disclosure or filing is being made by Buyer, H&H Group or their respective Affiliates in order to comply with federal or state securities Laws, Buyer or H&H Group, as the case may be, shall use commercially reasonable efforts to provide H&H Group or Buyer, as the case may be, with a draft of such disclosure or filing and an opportunity to comment thereon before such disclosure or filing is made or (ii) any disclosure made in any Action in connection with the enforcement of any right or remedy relating to this Agreement; provided, further, that the foregoing shall not restrict or prohibit Seller from making any announcement (subject to Seller providing Buyer, for any such announcement to be made in writing, with a draft of such announcement at least one (1) Business Day prior to making such announcement, and providing Buyer an opportunity to comment thereon before such announcement is made) to its employees, customers, suppliers and other business relationships to the extent Seller reasonably determines in good faith that such announcement is necessary or advisable.
11.02     Expenses.
(a)            Except as otherwise expressly provided herein, including in Section 11.02(b), Buyer, H&H Group and Seller shall each pay their own expenses (including attorneys' and accountants' fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).
(b)            The filing fees required by any Governmental Body under the HSR Act and any other applicable foreign competition or antitrust Laws and under any other Laws applicable to Buyer and its Affiliates for the consummation of the transactions contemplated by this Agreement shall be paid by Buyer.
(c)            Each of Buyer and H&H Group shall bear one-half of the aggregate amount of fees and expenses of outside counsel to each of Buyer and Seller incurred pursuant to any lawsuit, court action or court proceeding commenced pursuant to Sections 7.02(d) or 6.03(d).
11.03     Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set forth below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the Business Day following the day on which the same has been delivered to a recognized overnight delivery service (charges prepaid) or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the recipient party to the sending party:

Notices to Buyer:
Rogers Corporation
 One Technology Drive
Rogers, CT 06263-0188
Facsimile:  (860) 779-5509
Attention:  General Counsel

with a copy to (which shall not constitute notice):
McDermott, Will & Emery LLP
28 State Street
 Boston, MA 02109
Facsimile:  (617) 535-3800
Attention:  Byron S. Kalogerou
     Michael J. Sartor
Notices to Seller and H&H Group:
c/o Handy & Harman Ltd.
1133 Westchester Avenue, Suite N-222
White Plains, NY 10604
Facsimile:  (212) 520-2371
 Attention:  General Counsel
with a copy to (which shall not constitute notice):
K&L Gates LLP
134 Meeting Street, Suite 200
Charleston, SC 29401
Facsimile:  (843) 579-5601
Attention:     Michael D. Bryan
11.04     Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party hereto without the prior written consent of the other parties hereto. Notwithstanding the foregoing, after the Closing, Buyer may assign its rights under this Agreement in whole or in part to any Affiliate of Buyer; provided, that no such assignment shall relieve Buyer of its obligations hereunder.
11.05     Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.06     No Strict Construction; Disclosure Schedules. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The schedules to Articles 3 and 4 of this Agreement (the "Disclosure Schedules") attached to this Agreement have been arranged in separately titled sections corresponding to sections of this Agreement; provided, however, that information disclosed in any section of the Disclosure Schedules corresponding to any such Section of this Agreement shall be deemed to qualify any other Section or subsection of this Agreement if and to the extent it is reasonably apparent on the face of such disclosure (whether by applicable cross-reference or otherwise) that such disclosure also qualifies such other Section or subsection.  Capitalized terms used in the disclosure schedules and not otherwise defined therein have the meanings given to them in this Agreement. The information contained in this Agreement and in the Disclosure Schedules hereto is disclosed solely for purposes of this Agreement, and any such disclosure of any matter shall expressly not be deemed to constitute an admission by Seller or the Company, or otherwise to imply, that any such matter is material for purposes of this Agreement or to constitute an admission by Seller or the Company to any third party of any matter whatsoever (including any violation of Law or breach of Contract).
11.07     Amendment and Waiver. Any provision of this Agreement or the disclosure schedules or Exhibits hereto may be amended only in a writing signed by Buyer and Seller. No waiver by any party of any provision of this Agreement or any default, misrepresentation or breach hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the party making such waiver, and no such waiver shall extend to or affect in any way any other provision or prior or subsequent breach, misrepresentation or default.
11.08     Complete Agreement. This Agreement, including the Disclosure Schedules, the other schedules and the Exhibits hereto and the other documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.
11.09     Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart signature page of this Agreement.
11.10     Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware.
11.11     Consent to Jurisdiction and Service of Process. The parties to this Agreement submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware

and the United States District Court for the District of Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith and by this Agreement waive, and agree not to assert, any defense, in any Action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that they are not subject thereto or that such Action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the Action is brought in an inconvenient forum, or that the venue of the Action is improper. Service of process with respect thereto may be made upon any party by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 11.03.
11.12     Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.
11.13     No Third-Party Beneficiaries. No Person other than the parties hereto shall have any rights, remedies, or benefits under any provision of this Agreement, other than Sections 9.02 and 9.03 (to the extent provided therein), except for (i) the directors and officers of the Company and the Sold Subsidiaries solely with respect to Section 7.06, and (ii) H&H Group's Affiliates solely with respect to Section 11.15 and (iii) the Covered Counsel solely with respect to Section 11.15 and (iv) Newco, the Company and the Sold Subsidiaries solely with respect to Section 9.14.
11.14     Specific Performance. The parties hereto agree that, if any of the provisions of this Agreement or any other document contemplated by this Agreement were not performed in accordance with its specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore, the parties shall be entitled to specific performance of the terms hereof and thereof, in addition to any other remedy at law or in equity, and no bond or other security may be required from any party in connection therewith.

11.15     Attorney-Client Privilege and Conflict Waiver.
(a)            Recognizing that K&L Gates LLP and Covington & Burling LLP (together, the "Covered Counsel") have acted as legal counsel to H&H Group, Seller, the Company, Newco, the Sold Subsidiaries and certain other of H&H Group's Affiliates or direct and indirect equity holders, and that the Covered Counsel intend to act as legal counsel to H&H Group and certain of H&H Group's Affiliates or direct and indirect equity holders after Closing, Buyer hereby waives, on its own behalf and agrees to cause its Affiliates (including, following Closing, Newco, the Company and any Sold Subsidiary) to waive, any conflicts that may arise in connection with (i) the Covered Counsel representing any of H&H Group, Seller, the Company, Newco, the Sold Subsidiaries and any other of H&H Group's Affiliates or direct and indirect equity holders after Closing as such representation may relate to Buyer, Newco the Company or the Sold Subsidiaries with respect to the transactions contemplated by this Agreement or any other document contemplated by this Agreement and (ii) the communication by the Covered Counsel to H&H Group or any of its Affiliates or direct or indirect equity holders of any fact known to the Covered Counsel, including in connection with any negotiation, arbitration, mediation, litigation or other proceeding in any way related to a dispute with any of Buyer, Newco, the Company any Sold Subsidiary or the insurance carrier providing the R&W Policy following the Closing, and the disclosure of any such fact in connection with any process undertaken for the resolution of such dispute.
(b)            All communications involving attorney-client confidences between any of H&H Group or H&H Group's Affiliates or direct or indirect equity holders in the course of the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any other document contemplated by this Agreement shall be deemed to be attorney-client confidences that belong solely to H&H Group or H&H Group's Affiliates and direct and indirect equity holders (and not Buyer or its Affiliates (including, following Closing, Newco, the Company and any Sold Subsidiary) or the insurance carrier providing the R&W Policy). Accordingly, such insurance carrier, Buyer and, following Closing, Newco, the Company and the Sold Subsidiaries shall not have access to any such communications, or to the respective files of the Covered Counsel relating to such engagement, whether or not Closing shall have occurred. Without limiting the generality of the foregoing, upon and after Closing, (i) H&H Group and its applicable Affiliates and direct and indirect equity holders shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Buyer or its Affiliates (including, following Closing, Newco, the Company and any Sold Subsidiary) shall be a holder thereof, (ii) to the extent that the respective files of the Covered Counsel in respect of such engagement constitute property of the client, only H&H Group or H&H Group's applicable Affiliates and direct and indirect equity holders shall hold such property rights and (iii) neither of the Covered Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or its Affiliates (including, following Closing, Newco, the Company and any Sold Subsidiary) or the insurance carrier providing the R&W Policy by reason of any attorney-client relationship between such Covered Counsel and H&H Group or Newco or otherwise.
(c)            Nothing in this Agreement shall be deemed to constitute a waiver of any conflicts, attorney-client confidences, attorney-client privilege, or the ownership of any communications related thereto with respect to the representation of Newco by the Covered Counsel relating to matters other than as expressly provided in Section 11.15(a).
*   *   *   *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.
SELLER: BAIRNCO CORPORATION, a Delaware corporation
By:	/s/ James F. McCabe, Jr.
Name: James F. McCabe, Jr. Its: Senior Vice President

H&H GROUP: HANDY & HARMAN GROUP LTD., a Delaware corporation
By:	/s/ James F. McCabe, Jr.
Name: James F. McCabe, Jr. Its: Senior Vice President

BUYER: ROGERS CORPORATION, a Massachusetts corporation
By:	/s/ Bruce D. Hoechner
Name: Bruce D. Hoechner Its: President and Chief Executive Officer

Signature Page to Stock Purchase Agreement